INTERIM REPORT
For the nine months ended
September 30, 2023

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at September 30, 2023, December 31, 2022 and January 1, 2022
(unaudited - US$ millions)

	Notes	September 30, 2023	December 31, 2022	January 1, 2022
			Restated(1)	Restated(1)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $140.5; December 31, 2022 – $104.6; January 1, 2022 – $111.0)	5	1,230.6	1,345.8	1,478.3
Insurance contract receivables		862.5	648.9	650.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $607.8; December 31, 2022 – $854.4; January 1, 2022 – $1,246.4)	5	6,372.8	9,368.2	21,799.5
Bonds (cost $34,785.8; December 31, 2022 – $29,534.4; January 1, 2022 – $13,836.3)	5	34,172.6	28,578.5	14,091.2
Preferred stocks (cost $894.6; December 31, 2022 – $808.3; January 1, 2022 – $576.6)	5	2,394.5	2,338.0	2,405.9
Common stocks (cost $6,272.8; December 31, 2022 – $5,162.6; January 1, 2022 – $4,717.2)	5	6,627.6	5,124.3	5,468.9
Investments in associates (fair value $7,265.5; December 31, 2022 – $6,772.9; January 1, 2022 – $5,671.9)	5, 6	6,324.3	6,093.1	4,749.2
Derivatives and other invested assets (cost $980.7; December 31, 2022 – $869.8; January 1, 2022 – $888.2)	5, 7	1,094.3	828.5	991.2
Assets pledged for derivative obligations (cost $119.2; December 31, 2022 – $52.4; January 1, 2022 – $119.6)	5	117.9	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,366.5; December 31, 2022 – $3,079.6; January 1, 2022 – $3,336.4)	5, 6	2,004.4	1,942.8	2,066.0
		59,108.4	54,324.7	51,691.5

Reinsurance contract assets held	9	9,713.3	9,691.5	9,893.1
Deferred income tax assets		142.2	137.3	449.1
Goodwill and intangible assets		5,485.9	5,689.0	5,928.2
Other assets		7,795.9	6,981.3	6,034.1
Total assets		84,338.8	78,818.5	76,124.4

Liabilities
Accounts payable and accrued liabilities		5,398.6	4,806.6	4,587.6
Derivative obligations	5, 7	334.5	191.0	152.9
Deferred income tax liabilities		1,162.8	868.0	586.5
Insurance contract payables		1,397.9	1,402.7	1,826.0
Insurance contract liabilities	8	41,815.5	39,906.6	39,742.2
Borrowings – holding company and insurance and reinsurance companies	11	6,593.1	6,621.0	6,129.3
Borrowings – non-insurance companies		2,038.9	2,003.9	1,623.7
Total liabilities		58,741.3	55,799.8	54,648.2

Equity	12
Common shareholders’ equity		20,262.1	17,780.3	15,199.8
Preferred stock		1,335.5	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		21,597.6	19,115.8	16,535.3
Non-controlling interests		3,999.9	3,902.9	4,940.9
Total equity		25,597.5	23,018.7	21,476.2
		84,338.8	78,818.5	76,124.4

(1)    See note 3 for details of transition to IFRS 17.
See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2023 and 2022
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2023	2022	2023	2022
			Restated(1)		Restated(1)
Insurance
Insurance revenue	16	7,098.9	6,426.3	20,033.0	18,185.9
Insurance service expenses	16, 17	(5,704.5)	(5,669.2)	(15,921.4)	(15,529.5)
Net insurance result		1,394.4	757.1	4,111.6	2,656.4
Cost of reinsurance		(1,374.4)	(1,276.3)	(3,756.5)	(3,297.6)
Recoveries of insurance service expenses		922.5	992.3	2,685.7	2,624.7
Net reinsurance result	16	(451.9)	(284.0)	(1,070.8)	(672.9)
Insurance service result		942.5	473.1	3,040.8	1,983.5
Other insurance operating expenses	16, 17	(207.3)	(146.8)	(658.8)	(459.0)
Net finance income (expense) from insurance contracts	10	(22.7)	506.0	(833.8)	1,951.9
Net finance income (expense) from reinsurance contract assets held	10	14.8	(83.1)	238.5	(379.9)
		727.3	749.2	1,786.7	3,096.5
Investment income
Interest and dividends		512.7	256.5	1,359.6	628.5
Share of profit of associates	6	291.5	317.7	894.5	764.0
Net gains (losses) on investments	5	56.0	(457.5)	485.1	(2,069.4)
		860.2	116.7	2,739.2	(676.9)
Other revenue and expenses
Non-insurance revenue		1,744.5	1,397.6	4,862.5	3,913.1
Non-insurance expenses	17	(1,640.4)	(1,314.1)	(4,791.0)	(3,898.4)
Gain on sale of insurance subsidiary	13	—	—	259.1	—
Interest expense		(124.8)	(114.4)	(379.5)	(327.1)
Corporate and other expenses	17	(75.5)	(75.5)	(272.0)	(230.0)
		(96.2)	(106.4)	(320.9)	(542.4)
Earnings before income taxes		1,491.3	759.5	4,205.0	1,877.2
Provision for income taxes	14	(304.3)	(176.8)	(784.9)	(546.4)
Net earnings		1,187.0	582.7	3,420.1	1,330.8

Attributable to:
Shareholders of Fairfax		1,068.9	499.4	3,053.3	1,056.1
Non-controlling interests		118.1	83.3	366.8	274.7
		1,187.0	582.7	3,420.1	1,330.8

Net earnings per share		$45.62	$20.71	$129.91	$43.11
Net earnings per diluted share		$42.26	$19.31	$120.43	$40.23
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)		23,163	23,578	23,219	23,722

(1)    See note 3 for details of transition to IFRS 17.
See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2023 and 2022
(unaudited – US$ millions)

	Third quarter		First nine months
	2023	2022	2023	2022
		Restated(1)		Restated(1)

Net earnings	1,187.0	582.7	3,420.1	1,330.8

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries	(174.3)	(473.5)	(162.6)	(884.9)
Gains (losses) on hedge of net investment in Canadian subsidiaries	44.8	132.3	(4.5)	178.1
Gains on hedge of net investment in European operations	24.0	48.8	6.4	116.8
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(63.4)	(76.2)	(66.8)	(239.8)
Other	2.7	2.1	7.5	3.1
	(166.2)	(366.5)	(220.0)	(826.7)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	1.9	—
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	3.2	(1.3)	(1.6)	(1.3)
	(163.0)	(367.8)	(219.7)	(828.0)
Items that will not be reclassified to net earnings
Net gains (losses) on defined benefit plans	22.8	(12.2)	13.9	105.5
Share of net gains (losses) on defined benefit plans of associates	(2.1)	45.2	(4.0)	59.4
Other	18.2	—	21.0	—
	38.9	33.0	30.9	164.9
Other comprehensive income (loss), net of income taxes	(124.1)	(334.8)	(188.8)	(663.1)

Comprehensive income	1,062.9	247.9	3,231.3	667.7

Attributable to:
Shareholders of Fairfax	976.8	260.7	2,917.1	624.2
Non-controlling interests	86.1	(12.8)	314.2	43.5
	1,062.9	247.9	3,231.3	667.7

(1)    See note 3 for details of transition to IFRS 17.
See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2023 and 2022
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2023	6,086.3	(891.3)	615.7	10,509.6	(979.6)	15,340.7	1,335.5	16,676.2	3,659.6	20,335.8
Adjustment on initial application of IFRS 17, net of tax as at January 1, 2022 (note 3)	—	—	—	150.2	—	150.2	—	150.2	10.7	160.9
Adjustment for IFRS 17, net of tax for the full year of 2022 (note 3)	—	—	—	2,292.7	(3.3)	2,289.4	—	2,289.4	232.6	2,522.0
Restated balance as of January 1, 2023 (note 3)	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
Net earnings for the period	—	—	—	3,053.3	—	3,053.3	—	3,053.3	366.8	3,420.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(111.7)	(111.7)	—	(111.7)	(50.9)	(162.6)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(4.5)	(4.5)	—	(4.5)	—	(4.5)
Gains on hedge of net investment in European operations	—	—	—	—	6.4	6.4	—	6.4	—	6.4
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	(61.7)	(61.7)	—	(61.7)	(5.1)	(66.8)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	1.6	1.6	—	1.6	0.3	1.9
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	—	—	—	—	(1.8)	(1.8)	—	(1.8)	0.2	(1.6)
Net gains on defined benefit plans	—	—	—	—	13.2	13.2	—	13.2	0.7	13.9
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.8)	(0.8)	—	(0.8)	(3.2)	(4.0)
Other	—	—	—	—	23.1	23.1	—	23.1	5.4	28.5
Issuances for share-based payments	—	62.4	(65.0)	—	—	(2.6)	—	(2.6)	—	(2.6)
Purchases and amortization for share-based payments	—	(60.9)	112.8	—	—	51.9	—	51.9	—	51.9
Purchases for cancellation	(63.8)	—	—	(116.0)	—	(179.8)	—	(179.8)	—	(179.8)
Common share dividends	—	—	—	(245.2)	—	(245.2)	—	(245.2)	(151.2)	(396.4)
Preferred share dividends	—	—	—	(36.9)	—	(36.9)	—	(36.9)	—	(36.9)
Net changes in capitalization	—	—	(60.3)	(1.8)	(13.3)	(75.4)	—	(75.4)	(99.5)	(174.9)
Other	—	—	—	(0.4)	53.1	52.7	—	52.7	33.5	86.2
Balance as of September 30, 2023	6,022.5	(889.8)	603.2	15,605.5	(1,079.3)	20,262.1	1,335.5	21,597.6	3,999.9	25,597.5

Balance as of January 1, 2022	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Adjustment on initial application of IFRS 17, net of tax as at January 1, 2022 (note 3)	—	—	—	150.2	—	150.2	—	150.2	10.7	160.9
Restated balance as of January 1, 2022 (note 3)	6,182.4	(808.1)	504.8	10,122.4	(801.7)	15,199.8	1,335.5	16,535.3	4,940.9	21,476.2
Net earnings for the period	—	—	—	1,056.1	—	1,056.1	—	1,056.1	274.7	1,330.8
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(673.5)	(673.5)	—	(673.5)	(211.4)	(884.9)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	178.1	178.1	—	178.1	—	178.1
Gains on hedge of net investment in European operations	—	—	—	—	116.8	116.8	—	116.8	—	116.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(210.0)	(210.0)	—	(210.0)	(29.8)	(239.8)
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	—	—	(1.3)	(1.3)	—	(1.3)	—	(1.3)
Net gains on defined benefit plans	—	—	—	—	98.4	98.4	—	98.4	7.1	105.5
Share of net gains on defined benefit plans of associates	—	—	—	—	57.8	57.8	—	57.8	1.6	59.4
Other	—	—	—	—	1.8	1.8	—	1.8	1.3	3.1
Issuances for share-based payments	—	54.9	(62.6)	—	—	(7.7)	—	(7.7)	5.3	(2.4)
Purchases and amortization for share-based payments	—	(142.9)	113.7	—	—	(29.2)	—	(29.2)	(20.3)	(49.5)
Purchases for cancellation	(63.1)	—	—	(64.7)	—	(127.8)	—	(127.8)	—	(127.8)
Common share dividends	—	—	—	(249.9)	—	(249.9)	—	(249.9)	(228.5)	(478.4)
Preferred share dividends	—	—	—	(33.5)	—	(33.5)	—	(33.5)	—	(33.5)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	114.0	114.0
Net changes in capitalization	—	—	35.6	(84.6)	(0.1)	(49.1)	—	(49.1)	(684.5)	(733.6)
Other	—	—	—	—	43.2	43.2	—	43.2	30.5	73.7
Balance as of September 30, 2022	6,119.3	(896.1)	591.5	10,745.8	(1,190.5)	15,370.0	1,335.5	16,705.5	4,200.9	20,906.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2023 and 2022
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2023	2022	2023	2022
			Restated(1)		Restated(1)
Operating activities
Net earnings		1,187.0	582.7	3,420.1	1,330.8
Depreciation, amortization and impairment charges		296.8	127.5	673.8	500.4
Net bond premium (discount) amortization		(123.4)	(14.2)	(311.1)	15.7
Amortization of share-based payment awards		36.1	58.3	112.8	113.7
Share of profit of associates	6	(291.5)	(317.7)	(894.5)	(764.0)
Deferred income taxes	14	137.1	76.2	315.1	272.3
Net (gains) losses on investments	5	(56.0)	457.5	(485.1)	2,069.4
Gain on sale of insurance subsidiary	13	—	—	(259.1)	—
Net purchases of investments classified at FVTPL		(1,627.6)	(2,637.5)	(5,111.0)	(8,653.7)
Changes in operating assets and liabilities		759.4	748.1	1,511.1	140.0
Cash provided by (used in) operating activities		317.9	(919.1)	(1,027.9)	(4,975.4)

Investing activities
Sales of investments in associates	6	57.9	46.1	832.2	120.8
Purchases of investments in associates	6	(14.3)	(17.4)	(324.7)	(270.6)
Net purchases of premises and equipment and intangible assets		(85.8)	(103.2)	(374.4)	(282.6)
Net (purchases) sales of investment property		(3.5)	11.7	(19.2)	62.1
Purchases of subsidiaries, net of cash acquired		12.5	(146.8)	(10.9)	(216.0)
Proceeds from sale of insurance subsidiaries, net of cash divested	13	—	—	128.7	—
Proceeds from sale of non-insurance subsidiaries, net of cash divested		—	—	—	10.5
Cash provided by (used in) investing activities		(33.2)	(209.6)	231.7	(575.8)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:
Proceeds, net of issuance costs		—	743.4	—	743.4
Repayments		(8.3)	—	(22.0)	(0.2)
Net borrowings on holding company credit facility		—	100.0	—	100.0
Net repayments on other revolving credit facilities		(10.0)	—	(10.0)	(45.0)
Borrowings - non-insurance companies:
Proceeds, net of issuance costs		14.0	11.2	91.9	35.8
Repayments		(29.9)	(6.6)	(55.4)	(15.3)
Net borrowings (repayments) on revolving credit facilities and short term loans		(17.7)	3.2	19.7	138.8
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(18.8)	(16.1)	(48.3)	(49.9)
Principal payments on lease liabilities - non-insurance companies		(32.2)	(34.2)	(99.8)	(105.2)
Subordinate voting shares:
Purchases for treasury		(27.2)	(58.2)	(60.9)	(142.9)
Purchases for cancellation		(64.9)	(61.3)	(179.8)	(127.8)
Common share dividends		—	—	(245.2)	(249.9)
Preferred share dividends		(12.3)	(11.0)	(36.9)	(33.5)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		0.9	29.8	18.1	30.7
Purchases of non-controlling interests		(14.4)	(654.8)	(133.5)	(792.8)
Dividends paid to non-controlling interests		(6.5)	(42.4)	(151.2)	(228.5)
Cash provided by (used in) financing activities		(227.3)	3.0	(913.3)	(742.3)
Increase (decrease) in cash and cash equivalents		57.4	(1,125.7)	(1,709.5)	(6,293.5)
Cash and cash equivalents – beginning of period		4,365.2	6,346.2	6,119.6	11,685.4
Foreign currency translation		(34.4)	(112.1)	(21.9)	(283.5)
Cash and cash equivalents – end of period		4,388.2	5,108.4	4,388.2	5,108.4

(1)    See note 3 for details of transition to IFRS 17.
See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2023 and 2022
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS as issued by the IASB.
On January 1, 2023 the company adopted IFRS 17 Insurance Contracts ("IFRS 17") as issued by the IASB. Details of the transition from IFRS 4 to IFRS 17 are described in note 3 and the effects on the company's total equity as at January 1, 2022 and December 31, 2022 are presented in the consolidated statement of changes in equity.
These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities, which have been measured at fair value, and insurance contracts and reinsurance contract assets held, which have been measured in accordance with the accounting policies described in note 3.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 2, 2023.
3.    Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2022, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2023
IFRS 17 Insurance Contracts ("IFRS 17")
IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts, was adopted by the company on January 1, 2023. The standard requires entities to measure insurance contracts using current estimates of fulfillment cash flows, which include all future cash flows associated with insurance contracts, under one of three measurement models, of which the company principally uses two as discussed below. The company primarily underwrites commercial property, casualty, and specialty risks including treaty and facultative reinsurance. The company, through Eurolife, also writes life, disability, accident, health and critical illness insurance in addition to offering investment related products.
Definition and classification
Insurance contracts - Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying, including variability in the timing of payments, significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract are classified as investment contracts, derivative contracts or service contracts, as appropriate. Insurance contracts include both direct and assumed (reinsurance) insurance contracts issued by the company.
Reinsurance contract assets held - Ceded reinsurance contracts do not relieve the company of its liability associated with underlying insurance contracts. Reinsurance contract assets held are presented separately on the consolidated balance sheet to indicate the extent of credit risk and the obligations of the company to its policyholders.
Insurance contracts acquired in a transfer or in a business combination - Insurance contracts acquired in a transfer or in a business combination represent the risk of future development of claims that have already been incurred and the settlement of those claims in addition to any unexpired insurance coverage remaining on the acquired contracts.

Unit of account and recognition - Insurance contracts and reinsurance contract assets held are required to be aggregated into portfolios of insurance contracts, based on underlying risk and the management of those risks, then further aggregated into groups based on the underlying expected profitability and date of issuance, with groups not containing contracts issued more than one year apart.
Insurance contracts are recognized from the earliest of: the beginning of the insurance contract's coverage period; when payment from the policyholder becomes due or, if there is no contractual due date, when it is received; and when a contract is onerous.
Reinsurance contract assets held that provide proportionate reinsurance coverage are recognized from the later of: the beginning of the reinsurance contract's coverage period; and when underlying insurance contracts are initially recognized.
Other reinsurance contract assets held are recognized at the beginning of the coverage period for the reinsurance contract unless the company recognizes onerous insurance contracts on an earlier date which are reinsured and the related reinsurance contract was entered into prior to the onerous contract being recognized, in which case the reinsurance contract assets held are recognized at the date the onerous groups of underlying insurance contracts are recognized.
When insurance and reinsurance contract assets held are recognized, they are added to an existing group of contracts where possible. If the insurance contract cannot be added to an existing group based on the criteria set out above, a new group is formed. Groups of contracts are established on initial recognition and their composition is not revised once all contracts have been added to the group.
For insurance contracts acquired with incurred claims and remaining coverage, the company is considered to have issued a new, separate insurance contract with two coverages: coverage for claims events that have yet to occur and coverage for the development of claims events that have already occurred. For acquired contracts in their settlement period which are fully earned, the company is considered to have issued an adverse development cover for the acquired claim liability. These types of insurance contracts are accounted for as if they were entered into at the date of acquisition or transfer.
Measurement
The company measures its insurance contracts and reinsurance contract assets held, depending on the types of contracts written, using principally two models: Premium Allocation Approach ("PAA") and to a lesser extent the General Measurement Model ("GMM"), primarily at its life and run-off operations. Short-duration contracts where there is no significant variability in cash flows are primarily measured using the PAA, while long-duration contracts, which often include acquired contracts, are primarily measured using the GMM. The principles for initial and subsequent measurement when applying the GMM or the PAA are applicable to both property and casualty and life insurance contracts. The measurement components are:
Contract boundary - The contract boundary determines the cash flows that are included in the measurement of a group of insurance contracts and reinsurance contract assets held. For insurance contracts, cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the company can compel the policyholder to pay premiums or has a substantive obligation to provide services including insurance coverage. For reinsurance contract assets held, cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the company is compelled to pay amounts to the reinsurer or has a substantive right to receive services from the reinsurer.
Fulfillment cash flows within the contract boundary - Fulfillment cash flows are current estimates of cash flows within the contract boundary of a group of contracts which include premiums, claims, acquisition costs and other expenses that the company expects, adjusted to reflect the timing and uncertainty of those amounts with an explicit risk adjustment for non-financial risk.
There are two types of directly attributable costs that are included in the contract boundary:
Acquisition costs - Certain costs of acquiring insurance contracts, consisting of broker commissions, premium taxes, underwriting costs and related overhead are deferred and amortized into earnings as the related premiums are earned. Insurance acquisition cash flows are allocated to groups of insurance contracts based on the contracts that generated the expenses. Insurance acquisition cash flows paid before the recognition of the related group of contracts are recognized as an asset and subsequently derecognized and included within the group of insurance contracts when the related contracts are recognized. At each reporting date, the company assesses for impairment and will recognize impairment losses when the carrying amount of the asset exceeds the expected net cash inflows for the related group of insurance contracts. The company reverses any impairment losses and increases the carrying amount of the asset to the extent that the impairment conditions have reversed.
Other costs that are incurred in fulfilling insurance contracts - These comprise all remaining directly attributable costs that are not categorized as acquisition costs and include losses on claims, together with both allocated and unallocated loss adjustment expenses, and related overhead.
Contracts measured under the Premium Allocation Approach
The company uses the PAA for measuring all insurance and reinsurance contract assets held which are eligible for the simplified methodology. Insurance and reinsurance contract assets held are eligible when the coverage period of each contract in the group is one year or less or the company reasonably expects that the resulting measurement of the liability for remaining coverage ("LRC") would not differ materially from that of applying the GMM. When comparing the different possible measurements, the company considers the impact of different release patterns of the LRC to the consolidated statement of earnings, the impact of discounting and financial risks, and whether significant variability in the cash flows exists.
Insurance contracts
Initial measurement - On initial recognition of each group of insurance contracts, the carrying amount of the LRC is measured as the premiums received on initial recognition minus any insurance acquisition cash flows allocated to the group, adjusted for any amounts previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows). The company defers and amortizes insurance acquisition cash flows for all groups of contracts. Unless the contracts are onerous, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the liability for incurred claims ("LIC").
If there are indications that a group of insurance contracts is onerous, then the company recognizes a loss in insurance service expense in the consolidated statement of earnings and increases the LRC if the current estimates of the fulfillment cash flows that relate to remaining coverage exceed the carrying amount of the LRC. This excess is recognized as a loss component within the LRC, which is reported in insurance contract liabilities on the consolidated balance sheet.
Subsequent measurement - The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. On subsequent measurement, the carrying amount of the LRC is increased by any premiums received and the amortization of insurance acquisition cash flows recognized as expenses, and decreased by the amount recognized as insurance revenue for services provided and any additional insurance acquisition cash flows allocated after initial recognition.
The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported ("IBNR"). It reflects both a risk adjustment for non-financial risk and the time value of money as most of the company's insurance contracts issued and measured under the PAA typically have a settlement period of over one year.
In each reporting period, the company remeasures the loss component using the same calculation as on initial recognition and reflects any changes by adjusting the loss component as required until the loss component is reduced to zero, with such adjustments recognized in insurance service expenses. If a loss component did not exist on initial recognition but there are indications that a group of contracts is onerous on subsequent measurement, then the company establishes the loss component using the same methodology as on initial recognition.
Reinsurance contract assets held
Initial measurement - On initial recognition of each group of reinsurance contracts, the carrying amount of the asset for remaining coverage ("ARC") is measured as the premiums paid (i.e. premiums ceded) on initial recognition, adjusted for ceding commissions that are not contingent on claims and any amounts previously recognized for cash flows related to the group. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held. For contracts measured under the PAA, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the asset for incurred claims ("AIC").
When there is an onerous group of underlying contracts, a loss-recovery component is created for the group of reinsurance contract assets held which adjusts the ARC, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.
Subsequent measurement - The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. On subsequent measurement, the carrying amount of the ARC is increased by any premiums paid, and reduced by the amount recognized as cost of reinsurance for services received.
For contracts measured under the PAA, the asset for incurred claims is measured consistent with the asset for incurred claims under the GMM and reflects a risk adjustment for non-financial risk and the time value of money as most of the company's reinsurance contract assets held and measured under the PAA typically have a settlement period of over one year.
If a loss-recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.
Contracts measured under the General Measurement Model
Insurance contracts
Initial measurement - On initial recognition, the company measures a group of insurance contracts as the total of (i) fulfillment cash flows, which comprise estimates of future cash flows, adjusted to reflect the time value of money and both financial and non-financial risk, and (ii) the contractual service margin ("CSM") representing the unearned profit.
The risk adjustment for non-financial risk for a group of insurance contracts, determined separately from the other estimates, reflects the compensation required for bearing uncertainty about the amount and timing of the cash flows that arise from non-financial risk. For insurance contracts issued, the portion of the risk adjustment for non-financial risk relating to the LRC is recognized in insurance revenue as the risk is released, while the portion relating to the LIC is recognized in insurance service expenses. The entire change in the risk adjustment is therefore included within the insurance service result in the consolidated statement of earnings. The significant judgments used in determining the risk adjustment are further described in note 4.
The CSM on initial recognition of a group of insurance contracts is recognized as the net inflow of the total of fulfillment cash flows and any amount arising from the derecognition of any assets or liabilities previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows).
If the fulfillment cash flows are a net outflow, then the group of insurance contracts is onerous and the net outflow is recognized as a loss within insurance service expense in the consolidated statement of earnings and as a loss component within the LRC on the consolidated balance sheet to represent the amount of the net cash outflow, which determines the amounts that are subsequently presented within insurance revenue and insurance service expense.
Subsequent measurement - The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. The LRC comprises the fulfillment cash flows that relate to future insurance coverage and services and remaining CSM. The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported.
The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non-financial risk.
Changes in expected fulfillment cash flows which relate to future services adjust the CSM or are recognized in the consolidated statement of earnings if there is a loss component or no CSM. Changes in fulfillment cash flows which relate to current or past services are recognized in the consolidated statement of earnings. Any changes from the effects of the time value of money or financial risk are recognized within net finance income (expense) from insurance contracts in the consolidated statement of earnings.
The CSM of each group of contracts is adjusted to reflect changes in unearned profit, including from new contracts, interest accretion on the CSM, assumption changes related to future service that impact the fulfillment cash flows, effects of currency exchange differences on the CSM, and CSM recognized in revenue for services provided in the reporting period.
If a loss component exists, when there are changes to the fulfillment cash flows within the LRC, they are allocated between the loss component and the LRC excluding the loss component on a systematic basis. The systematic basis is determined by the proportion of the loss component relative to the total estimate of the present value of the future cash outflows plus the risk adjustment for nonfinancial risk at the beginning of each year (or on initial recognition if a group of contracts is initially recognized in the year). Decreases in future fulfillment cash flows reduce the remaining loss component and reinstate the CSM after the loss component is reduced to zero, and conversely, increases in future fulfillment cash flows increase the loss component with changes in the loss component recognized within insurance service expense in the consolidated statement of earnings. The company applies the systematic allocation first before increases and decreases to the loss component related to future service in each reporting period. Insurance finance income or expense will be allocated to the loss component as part of the systematic allocation at current rates.
Reinsurance contract assets held
Initial measurement - On initial recognition, the CSM of a group of reinsurance contract assets held represents the net cost or net gain on purchasing reinsurance. The CSM is measured as the equal and opposite amount of the total of the fulfillment cash flows, any amounts arising from the derecognition of any assets or liabilities previously recognized for cash flows related to the group, any cash flows arising at that date and any income recognized in the consolidated statement of earnings because of onerous underlying contracts recognized at that date. However, if any net cost on purchasing reinsurance coverage relates to insured events that occurred before the initial recognition of the group, then the company recognizes the cost immediately in the consolidated statement of earnings as an expense in net reinsurance result.
The company measures the estimates of the present value of future cash flows using assumptions that are consistent with those used to measure the estimates of the present value of future cash flows for the underlying insurance contracts, with an adjustment for any risk of non-performance by the reinsurer which represents losses from disputes or credit risk. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held.
The risk adjustment for non-financial risk is the amount of risk being transferred by the company to the reinsurer and is calculated by determining these amounts on a gross and net of reinsurance basis, with the difference representing the amounts transferred. The significant judgments used in determining the risk adjustment are further described in note 4.
The company adjusts the CSM of the group of reinsurance contracts and recognizes a loss-recovery component on initial recognition of onerous underlying contracts, if the reinsurance contract is entered into before or at the same time as the onerous underlying contracts are recognized. The adjustment to the CSM is determined by multiplying the amount of the loss that relates to the underlying contracts and the expected percentage of claims recovery on the underlying contracts.

A loss-recovery component is created for the group of reinsurance contract assets held which adjusts the CSM, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.
For reinsurance contract assets held acquired in a transfer of contracts or a business combination covering onerous underlying contracts, the adjustment to the CSM is determined using the same calculation, except it is calculated at the date of acquisition. For reinsurance contract assets held acquired in a business combination, the adjustment to the CSM reduces goodwill or increases a gain on a bargain purchase.
Subsequent measurement - The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. The ARC comprises (i) the fulfillment cash flows that relate to services that will be received under the contracts in future periods, and (ii) any remaining CSM at that date. The AIC includes the fulfillment cash flows for recovery of losses on claims and expenses that have not yet been received, including for recovery of claims that have been incurred but not yet reported.
The CSM of each group of reinsurance contract assets held is adjusted to reflect changes in future cash flows, including from new contracts, assumption changes, and the amounts recognized in the statement of earnings from services received in the reporting period.
If a loss-recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.
Insurance contracts acquired in a transfer or in a business combination
Initial measurement - On initial recognition of insurance contracts that are acquired in a transfer or in a business combination, the company records the contracts as if it had entered into them on the acquisition date. The consideration received or paid represents the premium deemed to be received for insurance contracts acquired in a transfer or in a business combination. Consequently, the acquired contracts which are in their settlement period are included within the LRC and extends the coverage period to reflect the expected settlement of these claims.
Subsequent measurement - On subsequent measurement of insurance contracts that are acquired in a transfer or in a business combination, the company accounts for the contracts using the same principles as applied to other insurance contracts measured under the GMM and the LRC will be released into insurance revenue over the expected claims settlement pattern with the expenses representing the settlement of claims.
Derecognition and contract modification
An insurance contract is derecognized when it is extinguished, i.e. when the specified obligations in the contract expire or are discharged or cancelled. An insurance contract is also derecognized if its terms are modified in a way that would have significantly changed the accounting for the contract had the new terms always existed, in which case a new contract based on the modified terms is recognized. If an insurance contract modification does not result in derecognition, then the changes in cash flows caused by the modification are treated as changes in estimates of fulfillment cash flows.
Presentation
Portfolios of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contract assets held that are assets and those that are liabilities, are presented net on the consolidated balance sheet. Any assets or liabilities recognized for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts (see note 8).
Amounts recognized in the consolidated statement of earnings for insurance contracts are disaggregated into (i) an insurance service result, comprised of insurance revenue and insurance service expenses ("net insurance result"), (ii) cost of reinsurance and recoveries of insurance service expense ("net reinsurance result"), and (iii) net finance income or expenses from insurance contracts.
Changes in the risk adjustment for non-financial risk are not disaggregated between the insurance service result and net finance income or expenses from insurance contracts. All changes in the risk adjustment for non-financial risk are included in the insurance service result in the consolidated statement of earnings.

Consolidated Statement of Earnings
Insurance revenue
Contracts measured under the PAA
For contracts measured under the PAA, the company recognizes insurance revenue based on the expected premium receipts and the passage of time over the coverage period of a group of contracts unless the release of risk differs significantly from the passage of time, in which case insurance revenue is recognized based on the release of risk.
Contracts measured under the GMM
Insurance revenue is recognized over the coverage terms of the underlying policies in accordance with the level of protection provided, which is represented by the total of the changes in the LRC for which consideration is expected, comprised of the following:
•a release of the CSM, measured based on services provided as described below;
•changes in the risk adjustment for non-financial risk relating to current services;
•claims and other insurance service expenses incurred in the period, measured at the amounts expected at the beginning of the year;
•insurance revenue would be reduced by systematic allocations to the loss component for changes in risk adjustment and incurred claims and other insurance service expenses;
•amortization of insurance acquisition cash flows; and
•other amounts, including premium experience adjustments.
The amount of the CSM that is recognized as insurance revenue in each period is determined by calculating the amount of insurance services provided in the current period compared to future periods over the expected coverage period. The expected coverage period reflects the coverage term and expectations of insured events occurring to the extent that they affect the expected coverage period.
Insurance service expense
Insurance service expenses arising from insurance contracts are recognized in the consolidated statement of earnings as they are incurred and include losses on claims, other insurance service expenses, amortization of insurance acquisition costs, losses and reversals of losses on onerous contracts, and impairment losses and reversals of those impairment losses on insurance acquisition cash flow assets.
Net reinsurance result
Net reinsurance result comprises the cost of reinsurance less recoveries of insurance service expenses from reinsurers. The cost of reinsurance is recognized in the consolidated statement of earnings as services are received from the reinsurer over the coverage period. Recoveries of insurance service expenses from reinsurers are recognized in the consolidated statement of earnings as claims and other insurance service expenses are recovered, including any changes in expectations for these amounts, and recoveries and reversals of recoveries of the loss-recovery component. The establishment of the loss-recovery component and subsequent increases or decreases in the loss-recovery component related to future service are presented in net reinsurance result.
Net finance income or expense from insurance contracts and reinsurance contract assets held
Net finance income or expense from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings are comprised of changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the ARC and LRC under the GMM and the AIC and LIC under all measurement models at current rates; discounting the ARC and LRC under the PAA where a significant financing component exists and accreting interest on the CSM at locked-in rates. Other financial risks include the effect of foreign exchange movements within a group of contracts where there are cash flows being converted into the functional currency at each reporting date to reflect insurance and reinsurance contract assets and liabilities being treated as monetary items.
Insurance contract receivables and payables
Insurance contract receivables and payables primarily consist of amounts owing from and to third party administrators and other intermediaries that are not directly attributable to a specific group of insurance or reinsurance contracts.
Foreign currency transactions
Foreign currency transactions are translated into the functional currencies of subsidiaries using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of foreign currency denominated monetary assets and liabilities related to insurance contract liabilities and reinsurance contract assets held are recognized in the consolidated statement of earnings.

Impact of Transition
Under the transitional provisions of IFRS 17, the cumulative effect of initially applying IFRS 17 was an increase to common shareholders' equity of $150.2, which was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022. Additionally, each prior period presented was restated as required, resulting in an increase to consolidated net earnings attributable to shareholders of Fairfax of $2,227.0 for the year ended December 31, 2022 and a cumulative increase to common shareholders' equity of $2,439.6 at December 31, 2022. These adjustments are presented in the consolidated statements of changes in equity for the nine months ended September 30, 2023 and 2022 as applicable.
The majority of the company's insurance contracts issued and reinsurance contract assets held are measured using the PAA, minimizing the differences between IFRS 4 and IFRS 17. The measurement principles using the PAA which differ from those under IFRS 4 primarily include:
•the discounting and the inclusion of a specific risk adjustment for non-financial risk for the provision for losses and loss adjustment expenses (previously included in insurance contract liabilities on the consolidated balance sheet) and now included within the LIC and AIC;
•the measurement of unearned premiums (previously included in insurance contract liabilities on the consolidated balance sheet) and deferred premium acquisition costs which are now measured as the actual cash flows of premiums received less insurance acquisition cash flows paid and are included net within the LRC and ARC;
•the netting of certain assumed ceding commission expenses with insurance revenue which were shown gross in the consolidated statement of earnings under IFRS 4;
•the netting of certain reinsurance ceded commission revenue with the cost of reinsurance which were shown gross in the consolidated statement of earnings under IFRS 4; and
•the inclusion of net insurance finance income or expense from insurance contracts issued and reinsurance contract assets held in the consolidated statement of earnings which represents the accretion of the effect of discounting and the changes in interest rates and other financial assumptions.
The cumulative increases to common shareholders' equity were comprised as follows:

	December 31, 2022	January 1, 2022
Common shareholders' equity as previously reported	15,340.7	15,049.6
IFRS 17 adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Other measurement adjustments	375.8	106.7
Deferred income taxes	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders' equity as restated	17,780.3	15,199.8
The full retrospective approach was principally applied to identify, recognize and measure insurance contracts and reinsurance contract assets held on transition to IFRS 17 where practicable. Where impracticable, the modified retrospective approach was applied.
Full retrospective approach ("FRA") - Under the FRA, at January 1, 2022 the company identified, recognized and measured each group of insurance contracts and reinsurance contract assets held and any assets for acquisition costs, and derecognized previously reported balances that would not have existed had IFRS 17 always been applied. These included deferred premium acquisition costs for insurance contracts and certain insurance contract receivables and payables including loss reserves and unearned premiums which are included in the measurement of the insurance contracts and reinsurance contract assets held under IFRS 17.
The company considered the FRA impracticable where effects of the retrospective application were not determinable or where hindsight was required to make assumptions on management's intent in previous periods including estimating the amounts recognized, measured or disclosed in those periods. Considerations for impracticability included data limitations related to system changes and conversions, data retention, and data quality.
The company determined that reasonable and supportable information was available for the majority of insurance contracts and reinsurance contract assets held, particularly those that are measured under the PAA. Where the FRA was determined to be impracticable, the modified retrospective approach was used and primarily related to certain long-duration contracts and acquired insurance contracts where the measurement models were those other than the PAA.

Irrespective of the transition approach applied, the consequential amendments to IFRS 3 Business Combinations introduced by IFRS 17 required that contracts acquired be classified as insurance contracts based on the contractual terms and other factors at the date of acquisition. This requirement was not applied to business combinations before January 1, 2023, for which contracts acquired were classified as insurance contracts based on the conditions at contract inception.
Consolidated statements of cash flows - The application of IFRS 17 did not affect the company's total cash flows from each of operating, investing, or financing activities.
Other accounting pronouncements adopted in 2023
On January 1, 2023 the company also adopted the following amendments, which did not have a significant impact on the company’s consolidated financial statements: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) and Definition of Accounting Estimates (Amendments to IAS 8).
International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)
On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The Pillar Two model rules provide a general framework for the implementation of a 15% global minimum tax, which is to be applied on a jurisdiction-by-jurisdiction basis. The company retrospectively adopted this amendment during the second quarter of 2023 and applied the exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively) as described below; and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5) in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2022.
Insurance contracts and reinsurance contract assets held
Fulfillment cash flows - Fulfillment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money for both financial and non-financial risk. These estimates reflect a range of possible scenarios and outcomes, where the cash flows from each scenario are discounted and weighted by the estimated probability of that outcome to derive an expected present value. The estimates of future cash flows reflect the company's view of current conditions at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events that might affect those cash flows.
The model to value the fulfillment cash flows may also include certain qualitative adjustments using professional judgment in circumstances where, in the company’s view, the existing inputs, assumptions, or modelling techniques do not capture all relevant risk factors. Where, through model development, the company identifies that the existing models do not capture all relevant risk factors or have other input or data limitations, post-model adjustments are used to address temporary shortcomings. Such adjustments may require significant judgment and may affect the amounts recognized.
The most significant judgments within the estimates of fulfillment cash flows are for property and casualty insurance provision for losses and loss adjustment expenses, which include estimates of future cash flows from losses on claims which have not yet been paid and that are included within the LIC. These balances are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as at each balance sheet date. The assumptions underlying the estimation of provision for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provision for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance contracts" and "Reinsurance contract assets held" sections of note 3 of these interim consolidated financial statements, and in the company's consolidated financial statements for the year ended December 31, 2022, in the "Underwriting Risk" section of note 24 and in note 8 for the historic development of the company’s insurance contract liabilities (adjustments to LIC).
Contract boundaries - The assessment of the contract boundary, which defines which cash flows are included in the measurement of a contract, requires judgment and consideration of the company’s substantive rights and obligations under the contract. In specific circumstances such as open-ended reinsurance covers, judgment is required in identifying how particular clauses shorten or lengthen the contract boundary. Further, significant judgment is required in determining expense allocations to groups of contracts. Generally the company allocates acquisition costs based on total premiums, claims handling costs based on the number of claims, and maintenance and administration costs based on the number of in-force contracts. Other costs are recognized in the consolidated statement of earnings as they are incurred.

Discount rates - Cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	September 30, 2023				December 31, 2022				January 1, 2022
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
USD	5.68%	5.40%	5.54%	5.68%	5.57%	4.90%	5.16%	4.99%	0.49%	1.77%	2.28%	2.28%
CAD	5.74%	5.68%	5.33%	5.27%	5.37%	4.04%	3.94%	3.77%	0.76%	1.60%	2.19%	2.26%
EUR	3.79%	3.50%	3.75%	4.05%	3.48%	3.35%	3.13%	2.99%	0.03%	0.12%	0.57%	0.60%
GBP	5.51%	5.18%	5.33%	5.60%	5.37%	4.80%	4.18%	3.82%	0.84%	1.47%	1.41%	1.21%
Risk adjustment for non-financial risk - The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The risk adjustment is measured at each of the company's insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across its insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The insurance and reinsurance subsidiaries generally use stochastic bootstrapping for claims loss reserves and combines the resulting loss distributions with distributions for premiums, expenses, catastrophe losses and other risks provided using an appropriate dependency structure such as correlation matrices and copula. When determining their risk adjustments two quantile techniques are primarily used: value-at-risk and conditional tail expectation. The company then consolidates using stochastic methods, applying appropriate correlation structures between subsidiaries to produce a consolidated distribution. The aggregate risk adjustment is compared to the consolidated distribution to determine the confidence interval using a value-at-risk quantile technique. The resulting amount of the calculated risk adjustment corresponds to a consolidated confidence level at September 30, 2023 of 83.4% (December 31, 2022 - 84.0%; and January 1, 2022 - 84.4%).

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	September 30, 2023	December 31, 2022
Holding company
Cash and cash equivalents	209.6	552.1
Short term investments	150.0	126.6
Bonds	198.9	243.2
Preferred stocks	13.8	11.1
Common stocks(1)	84.1	75.4
Derivatives (note 7)	433.7	232.8
	1,090.1	1,241.2
Assets pledged for derivative obligations:
Cash equivalents	1.2	40.6
Short term investments	139.3	64.0
	140.5	104.6

Holding company cash and investments as presented on the consolidated balance sheet	1,230.6	1,345.8
Derivative obligations (note 7)	(56.0)	(19.4)
	1,174.6	1,326.4
Portfolio investments
Cash and cash equivalents(2)	4,664.8	6,203.3
Short term investments	1,708.0	3,164.9
Bonds	34,172.6	28,578.5
Preferred stocks	2,394.5	2,338.0
Common stocks(1)	6,627.6	5,124.3
Investments in associates (note 6)	6,324.3	6,093.1
Derivatives (note 7)	421.0	235.0
Other invested assets(3)	673.3	593.5
	56,986.1	52,330.6
Assets pledged for derivative obligations:
Bonds	117.9	51.3

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	126.0	184.8
Short term investments	36.9	49.7
Bonds	137.2	128.2
Common stocks	193.1	237.5
Investments in associates (note 6)	1,511.2	1,342.6
	2,004.4	1,942.8

Portfolio investments as presented on the consolidated balance sheet	59,108.4	54,324.7
Derivative obligations (note 7)	(278.5)	(171.6)
	58,829.9	54,153.1

Total cash and investments, net of derivative obligations	60,004.5	55,479.5

(1)    Includes aggregate investments in limited partnerships with a carrying value at September 30, 2023 of $2,276.3 (December 31, 2022 - $1,982.5).
(2)    Includes aggregate restricted cash and cash equivalents at September 30, 2023 of $613.4 (December 31, 2022 - $861.2), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features. The table below excludes the impact of: U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount at September 30, 2023 of $165.0 (December 31, 2022 - $183.7) that economically hedge the company's exposure to interest rate risk; interest rate swaps with a notional amount at September 30, 2023 of $1,900.0 (December 31, 2022 - nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed during the first nine months of 2023; and U.S. treasury bond forward contracts entered into during the first nine months of 2023 to buy U.S. treasury bonds with a notional amount at September 30, 2023 of $925.1 (December 31, 2022 - nil) as described in note 7. The increase in the company's holdings of bonds due in 1 year or less was primarily due to net purchases of short-dated first mortgage loans of $2,094.9. The decrease in the company's holdings of bonds due after 1 year through 3 years was primarily due to net sales of certain short-dated U.S. treasury bonds of $5,624.4, partially offset by net purchases of corporate and other bonds of $1,152.5. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to deployment of cash and re-investments of net proceeds from sales and maturities of U.S. treasury and other government short term investments and short-dated U.S. treasury bonds into mid-dated U.S. treasury bonds with maturities between 3 to 5 years of $5,824.3, net purchases of certain other government bonds of $1,095.8 and net purchases of corporate and other bonds of $905.7. The increase in the company's holdings of bonds due after 5 years through 10 years was primarily due to net purchases of U.S. treasury bonds with maturities between 5 to 10 years of $2,379.7.

	September 30, 2023		December 31, 2022
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	9,542.4	9,330.3	8,506.5	8,192.5
Due after 1 year through 3 years(2)	10,617.6	10,491.6	16,077.6	15,686.2
Due after 3 years through 5 years	11,462.9	11,290.0	4,205.8	4,116.6
Due after 5 years through 10 years	3,091.7	3,056.7	318.8	291.1
Due after 10 years	535.1	458.0	859.9	714.8
	35,249.7	34,626.6	29,968.6	29,001.2
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at September 30, 2023 of $4,642.6 (December 31, 2022 - $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2023				December 31, 2022
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	5,001.6	—	—	5,001.6	6,980.8	—	—	6,980.8

Short term investments:
Canadian government and provincials	388.2	—	—	388.2	129.9	—	—	129.9
U.S. treasury	919.3	—	—	919.3	1,574.5	—	—	1,574.5
Other government	81.3	335.4	—	416.7	164.3	1,238.5	—	1,402.8
Corporate and other	—	310.0	—	310.0	—	298.0	—	298.0
	1,388.8	645.4	—	2,034.2	1,868.7	1,536.5	—	3,405.2
Bonds:
Canadian government and provincials	—	2,386.0	—	2,386.0	—	2,207.6	—	2,207.6
U.S. treasury	—	14,708.2	—	14,708.2	—	14,378.8	—	14,378.8
U.S. states and municipalities	—	153.8	—	153.8	—	262.7	—	262.7
Other government	—	3,984.7	—	3,984.7	—	2,700.2	—	2,700.2
Corporate and other(1)	—	7,700.0	5,693.9	13,393.9	—	5,986.6	3,465.3	9,451.9
	—	28,932.7	5,693.9	34,626.6	—	25,535.9	3,465.3	29,001.2
Preferred stocks:
Canadian	14.8	3.9	10.0	28.7	10.4	9.2	13.2	32.8
U.S.	—	—	297.8	297.8	—	—	233.6	233.6
Other	11.5	276.8	1,793.5	2,081.8	13.2	269.2	1,800.3	2,082.7
	26.3	280.7	2,101.3	2,408.3	23.6	278.4	2,047.1	2,349.1
Common stocks:
Canadian	852.7	201.7	352.4	1,406.8	624.3	192.3	427.8	1,244.4
U.S.	991.2	29.3	1,306.3	2,326.8	691.0	26.1	1,087.2	1,804.3
Other	1,298.5	460.3	1,412.4	3,171.2	1,097.8	254.1	1,036.6	2,388.5
	3,142.4	691.3	3,071.1	6,904.8	2,413.1	472.5	2,551.6	5,437.2

Derivatives and other invested assets	—	702.5	825.5	1,528.0	—	341.8	719.5	1,061.3

Derivative obligations (note 7)	—	(193.2)	(141.3)	(334.5)	—	(151.8)	(39.2)	(191.0)

Holding company cash and investments and portfolio investments measured at fair value	9,559.1	31,059.4	11,550.5	52,169.0	11,286.2	28,013.3	8,744.3	48,043.8

	18.3%	59.5%	22.2%	100.0%	23.5%	58.3%	18.2%	100.0%

Investments in associates (note 6)	3,453.1	96.7	6,589.0	10,138.8	4,693.8	95.3	4,463.2	9,252.3
(1)    Included in Level 3 are the company's investments in first mortgage loans at September 30, 2023 of $4,642.6 (December 31, 2022 - $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada.
There were no significant changes to the valuation techniques and processes used at September 30, 2023 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2022.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the nine months ended September 30, 2023 and 2022 there were no significant transfers of financial instruments between Level 1 and Level 2. During the nine months ended September 30, 2023 the company's holdings in Poseidon Corp. (formerly Atlas) common shares were transferred from investments in associates classified as Level 1 to Level 3 due to the privatization transaction as described in note 6. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2023
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	159.8	(42.1)	(5.5)	(11.3)	0.1	(14.6)	86.4
Purchases(2)	2,967.0	134.4	353.4	—	261.5	133.0	3,849.3
Sales and distributions(2)	(843.0)	(1.4)	(66.0)	—	(10.0)	(107.0)	(1,027.4)
Transfer out of category	—	(36.7)	—	—	(3.0)	—	(39.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	(11.9)	—	(0.2)	0.4	0.1	(7.5)	(19.1)
Deconsolidation of non-insurance subsidiary	(43.3)	—	—	—	—	—	(43.3)
Balance - September 30	5,693.9	2,101.3	2,105.9	86.6	878.6	684.2	11,550.5

	2022
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(338.2)	(226.6)	72.0	1.7	80.1	(145.5)	(556.5)
Purchases(2)	969.6	286.0	77.2	—	29.7	59.3	1,421.8
Sales and distributions(2)	(192.9)	(85.7)	(194.3)	(4.2)	(11.5)	(286.8)	(775.4)
Transfer out of category	—	—	—	—	(2.7)	—	(2.7)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(40.3)	(6.5)	(21.3)	(6.9)	(26.4)	(31.3)	(132.7)
Balance - September 30	3,194.0	2,069.0	1,722.7	98.3	576.2	637.5	8,297.7
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net investments in first mortgage loans of $2,094.9 (2022 - $683.6).

Net gains (losses) on investments

	Third quarter
	2023			2022
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Common stocks(1)	(0.8)	100.3	99.5	167.6	(253.5)	(85.9)
Bonds and preferred stocks - convertible	—	17.5	17.5	—	(26.3)	(26.3)
Other equity derivatives(2)(3)	84.0	87.6	171.6	54.8	(140.3)	(85.5)
Disposition of non-insurance associates	(15.3)	—	(15.3)	42.9	—	42.9
Long equity exposures and financial effects	67.9	205.4	273.3	265.3	(420.1)	(154.8)

Bonds	(84.7)	(111.9)	(196.6)	(92.1)	(210.0)	(302.1)
U.S. treasury bond forward contracts	(28.8)	28.7	(0.1)	34.7	25.0	59.7
Total bonds	(113.5)	(83.2)	(196.7)	(57.4)	(185.0)	(242.4)

Foreign currency	(16.6)	(9.0)	(25.6)	108.4	(141.9)	(33.5)
Other	8.7	(3.7)	5.0	(51.7)	24.9	(26.8)

Net gains (losses) on investments	(53.5)	109.5	56.0	264.6	(722.1)	(457.5)

	First nine months
	2023			2022
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Common stocks(1)	9.5	432.7	442.2	251.6	(744.3)	(492.7)
Bonds and preferred stocks - convertible	—	76.4	76.4	11.7	(226.4)	(214.7)
Other equity derivatives(2)(3)(4)	107.8	179.7	287.5	222.8	(330.9)	(108.1)
Disposition of non-insurance associates	44.4	—	44.4	45.2	—	45.2
Other	(3.1)	—	(3.1)	4.6	—	4.6
Long equity exposures and financial effects	158.6	688.8	847.4	535.9	(1,301.6)	(765.7)

Bonds	(442.6)	232.5	(210.1)	(135.1)	(1,174.5)	(1,309.6)
U.S. treasury bond forward contracts	(75.3)	2.4	(72.9)	134.9	24.8	159.7
Total bonds	(517.9)	234.9	(283.0)	(0.2)	(1,149.7)	(1,149.9)

Foreign currency	(101.4)	30.2	(71.2)	312.0	(377.9)	(65.9)
Other	(20.6)	12.5	(8.1)	(41.0)	(46.9)	(87.9)

Net gains (losses) on investments	(481.3)	966.4	485.1	806.7	(2,876.1)	(2,069.4)

(1)    On August 31, 2022 Stelco Holdings Inc. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company's ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco resulting in unrealized gains of $151.9 being reclassified to realized in the third quarter and first nine months of 2022 with a net impact of nil in the consolidated statement of earnings.
(2)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(3)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(4)    On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	September 30, 2023			December 31, 2022			Third quarter		First nine months
	Ownership(a)	Fair value(b)	Carrying value	Ownership(a)	Fair value(b)	Carrying value	2023	2022	2023	2022
Insurance and reinsurance
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")(1)	43.7%	697.3	406.9	43.7%	415.8	405.2	(2.2)	(1.5)	50.6	17.5
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	477.5	129.8	49.0%	479.3	104.4	7.5	(9.7)	25.9	(13.9)
Other	—	153.2	132.1	—	173.9	139.5	(1.1)	(3.9)	(1.5)	(10.4)
		1,328.0	668.8		1,069.0	649.1	4.2	(15.1)	75.0	(6.8)
Non-insurance
Poseidon Corp. ("Poseidon", formerly Atlas)(2)	43.4%	2,046.3	1,673.2	43.2%	1,864.7	1,506.3	45.5	58.3	101.9	180.0
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")	32.2%	1,844.6	1,801.7	32.2%	1,344.5	1,507.6	118.9	80.2	344.0	229.6
Quess Corp Limited ("Quess")	34.7%	259.4	484.0	30.9%	228.3	459.6	1.1	1.7	3.6	6.1
EXCO Resources Inc. ("EXCO")	44.4%	544.8	418.3	44.4%	544.8	288.4	14.5	43.5	129.9	43.0
Stelco Holdings Inc. ("Stelco")	23.6%	359.4	305.3	23.6%	423.3	304.8	20.5	—	11.8	—
Other(3)	—	883.0	973.0	—	1,298.3	1,377.3	49.7	104.2	95.2	204.9
		5,937.5	5,655.5		5,703.9	5,444.0	250.2	287.9	686.4	663.6
		7,265.5	6,324.3		6,772.9	6,093.1	254.4	272.8	761.4	656.8
Fairfax India
Investments in associates(4)	—	2,873.3	1,511.2	—	2,479.4	1,342.6	37.1	44.9	133.1	107.2
		10,138.8	7,835.5		9,252.3	7,435.7	291.5	317.7	894.5	764.0
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    On April 19, 2023 the company entered into an agreement to acquire all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates, representing 46.3% of the equity of Gulf Insurance. On closing of the transaction, the company anticipates it will consolidate the assets and liabilities of Gulf Insurance, increasing its equity interest from 43.7% to a controlling interest of 90.0%, as described in note 13.
(2)    On March 28, 2023 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the "Consortium") acquired all of the outstanding common shares of Atlas, other than those shares owned by the Consortium and by Prem Watsa, Fairfax's CEO, at a cash purchase price of $15.50, plus payment of all ordinary course quarterly dividends up until closing of the transaction. Pursuant to the transaction, the company transferred its shares in Atlas, inclusive of the company's interest through its holdings in Atlas equity warrants that were exercised on January 12, 2023 for cash consideration of $78.7, into an entity formed by the Consortium that was subsequently renamed Poseidon Corp. The company did not purchase any additional interest not already owned by the Consortium upon closing of the transaction. The other members of the Consortium fully funded the cash component of the transaction, and the company continued its ownership in Atlas as part of the Consortium. The company continues to apply the equity method of accounting to its interest in Atlas through its interest in Poseidon.
Subsequent to the closing of the transaction, during the second quarter of 2023 Mr. Watsa, to avoid potential future conflicts of interest, sold all of his 678,021 shares of Poseidon to Fairfax. Mr. Watsa owned 678,021 shares of Atlas representing less than 0.3% ownership as an investment that were replaced with shares of Poseidon on a one-for-one basis as a result of the tender offer as part of the consortium described above. Mr. Watsa sold the Poseidon shares to Fairfax at $15.50 per share, the same price he could have obtained under the tender offer and the price at which Fairfax’s shares of Atlas were valued by the consortium which made the tender offer.
(3)    On March 1, 2023 Domtar Corporation acquired all outstanding common shares of Resolute Forest Products Inc. ("Resolute") for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds and was valued at $1.42 per share based on the market price of Resolute immediately prior to close of the transaction. The company received total consideration of $665.6, inclusive of cash consideration and the fair value of the CVR at close of the transaction, in exchange for its Resolute common shares, which included shares with a fair value of $120.7 purchased on January 26, 2023 through the company's investment in AVLNs entered with RiverStone Barbados (as described in note 7), and recorded a realized gain of $44.2 in the consolidated statement of earnings.

(4)    On May 9, 2023 Fairfax India entered into an agreement to acquire an additional 3.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") from Siemens Project Ventures GmbH ("Siemens"). The transaction closed on June 21, 2023 whereby Fairfax India paid cash consideration of $75.0 to increase its equity interest to 57.0%. Fairfax India also agreed to acquire an additional 7.0% equity interest in Bangalore Airport from Siemens for additional cash consideration of approximately $175, subject to certain performance conditions by Bangalore Airport and other closing conditions, which are expected to be assessed in the fourth quarter of 2023. At September 30, 2023 the company continued to apply the equity method of accounting and expects to continue to apply the same method of accounting to its interest in Bangalore Airport on closing of the additional 7.0% equity interest due to extensive Indian government regulation of, and participation in, Bangalore Airport's relevant activities.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2023				December 31, 2022
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	4,027.0	159.1	596.0	34.5	1,946.5	68.0	258.1	19.4
RiverStone Barbados AVLNs	330.8	—	—	21.5	517.5	—	30.7	—
Foreign currency derivative contracts	—	—	55.1	100.7	—	—	49.0	106.8
Other derivative contracts	—	214.6	203.6	177.8	—	289.8	130.0	64.8
Total			854.7	334.5			467.8	191.0
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity derivative contracts
Equity total return swaps - long positions
During the first nine months of 2023 the company entered into $200.2 notional amount of long equity total return swaps for investment purposes. At September 30, 2023 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,112.8 (December 31, 2022 - $1,012.6), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or $372.96 (Cdn$476.03) per share that produced net gains on investments during the third quarter and first nine months of 2023 of $162.0 and $446.7 (2022 - net losses of $82.3 and net gains of $7.1).
RiverStone Barbados Asset Value Loan Notes
Pursuant to the sale of RiverStone Barbados in 2021, the company, through financial instruments referred to as AVLNs, has guaranteed the then value of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2023. At September 30, 2023 the fair value of the AVLNs was a derivative obligation of $21.5 (December 31, 2022 – derivative asset of $30.7), with a remaining guaranteed value of $352.3.
Other derivative contracts
U.S. treasury bond forward contracts
During the first nine months of 2023 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at September 30, 2023 of $925.1 (December 31, 2022 - nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates.
Interest rate swap contracts
During the first nine months of 2023 the company entered into interest rate swap contracts with a notional amount at September 30, 2023 of $1,900.0 (December 31, 2022 - nil) and an average term to maturity of two years. The contracts provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans of $2,094.9 completed during the first nine months of 2023.

8.    Insurance Contract Liabilities

	September 30, 2023			December 31, 2022
	PAA	GMM	Total	PAA	GMM	Total
Insurance contracts issued	38,231.7	3,719.0	41,950.7	36,549.5	3,504.9	40,054.4
Assets for insurance acquisition cash flows	(133.1)	(2.1)	(135.2)	(147.8)	—	(147.8)
Insurance contract liabilities	38,098.6	3,716.9	41,815.5	36,401.7	3,504.9	39,906.6

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life Insurance and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2023
January 1	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
September 30	1,129.2	8,487.9	9,617.1	517.2	24,993.3	25,510.5	360.5	2,680.9	3,041.4	38,169.0	62.7	38,231.7

2022
January 1	923.1	7,926.2	8,849.3	738.9	22,751.9	23,490.8	430.0	2,645.5	3,075.5	35,415.6	52.4	35,468.0
September 30	1,031.7	7,727.2	8,758.9	(57.4)	24,443.5	24,386.1	372.3	2,248.1	2,620.4	35,765.4	53.3	35,818.7
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
	LRC	LIC(1)	Total
Balance - January 1	1,900.9	34,588.9	36,489.8

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(19,582.1)	—	(19,582.1)
Incurred claims and other insurance service expenses	22.3	12,975.5	12,997.8
Amortization of acquisition costs and other	3,373.2	—	3,373.2
Prior year reserve development and release of risk adjustment on prior year claims	—	(817.5)	(817.5)
Insurance service expenses	3,395.5	12,158.0	15,553.5
Insurance service result	(16,186.6)	12,158.0	(4,028.6)
Net finance expense from insurance contracts	2.2	798.0	800.2
Foreign exchange effects and other	(13.9)	(53.3)	(67.2)
Total changes in the consolidated statement of comprehensive income	(16,198.3)	12,902.7	(3,295.6)
Cash flows:
Premiums received	19,964.4	—	19,964.4
Claims and other insurance service expenses paid, including investment components	—	(11,377.3)	(11,377.3)
Insurance acquisition cash flows	(3,770.9)	—	(3,770.9)
Changes in funds withheld	181.8	(66.6)	115.2
	16,375.3	(11,443.9)	4,931.4
Investment components and other	(71.0)	114.4	43.4
Balance - September 30	2,006.9	36,162.1	38,169.0
(1)    Includes risk adjustment for non-financial risk of $2,480.0 at January 1, 2023 and $2,515.5 at September 30, 2023.

Nine months ended September 30, 2022

	Property and Casualty Insurance and Reinsurance
	LRC	LIC(1)	Total
Balance - January 1	2,092.0	33,323.6	35,415.6

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(18,025.4)	—	(18,025.4)
Incurred claims and other insurance service expenses	60.5	13,258.8	13,319.3
Amortization of acquisition costs and other	2,966.5	—	2,966.5
Prior year reserve development and release of risk adjustment on prior year claims	—	(865.9)	(865.9)
Insurance service expenses	3,027.0	12,392.9	15,419.9
Insurance service result	(14,998.4)	12,392.9	(2,605.5)
Net finance income from insurance contracts	(0.7)	(1,559.7)	(1,560.4)
Foreign exchange effects and other	(43.1)	(1,009.9)	(1,053.0)
Total changes in the consolidated statement of comprehensive income	(15,042.2)	9,823.3	(5,218.9)
Cash flows:
Premiums received	18,004.8	—	18,004.8
Claims and other insurance service expenses paid, including investment components	—	(8,812.4)	(8,812.4)
Insurance acquisition cash flows	(3,467.4)	—	(3,467.4)
Changes in funds withheld	(143.2)	(13.3)	(156.5)
	14,394.2	(8,825.7)	5,568.5
Investment components and other	(97.4)	97.6	0.2
Balance - September 30	1,346.6	34,418.8	35,765.4
(1)    Includes risk adjustment for non-financial risk of $2,427.3 at January 1, 2022 and $2,426.8 at September 30, 2022.

9.    Reinsurance Contract Assets Held

	September 30, 2023			December 31, 2022
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held	8,704.0	1,009.3	9,713.3	8,679.2	1,012.3	9,691.5

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life Insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2023
January 1	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
September 30	(107.1)	1,207.5	1,100.4	(136.1)	6,531.4	6,395.3	(36.4)	1,239.8	1,203.4	8,699.1	4.9	8,704.0
2022
January 1	(12.9)	901.9	889.0	(166.4)	6,250.2	6,083.8	43.6	1,570.7	1,614.3	8,587.1	2.9	8,590.0
September 30	(32.9)	964.8	931.9	(512.0)	6,978.2	6,466.2	25.6	1,225.7	1,251.3	8,649.4	3.2	8,652.6

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2023

	Property and Casualty Insurers and Reinsurers
	ARC	AIC(1)	Total
Balance - January 1	(144.0)	8,818.2	8,674.2

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(3,611.9)	—	(3,611.9)
Recoveries of incurred claims and other insurance service expenses	(33.1)	2,670.7	2,637.6
Prior year reserve development and release of risk adjustment on prior year claims	—	(60.0)	(60.0)
Recoveries of insurance service expense	(33.1)	2,610.7	2,577.6
Net reinsurance result	(3,645.0)	2,610.7	(1,034.3)
Net finance income from reinsurance contract assets held	0.4	237.7	238.1
Foreign exchange effects and other	23.5	(26.5)	(3.0)
Total changes in the consolidated statement of comprehensive income	(3,621.1)	2,821.9	(799.2)
Cash flows:
Premiums paid	3,477.5	—	3,477.5
Amounts received	—	(2,658.5)	(2,658.5)
Changes in funds withheld	3.1	(16.9)	(13.8)
	3,480.6	(2,675.4)	805.2
Investment components and other	4.9	14.0	18.9
Balance - September 30	(279.6)	8,978.7	8,699.1
(1)    Includes ceded risk adjustment for non-financial risk of $806.6 at January 1, 2023 and $777.0 at September 30, 2023.

Nine months ended September 30, 2022

	Property and Casualty Insurers and Reinsurers
	ARC	AIC(1)	Total
Balance - January 1	(135.7)	8,722.8	8,587.1

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(3,177.0)	—	(3,177.0)
Recoveries of incurred claims and other insurance service expenses	7.4	2,964.8	2,972.2
Prior year reserve development and release of risk adjustment on prior year claims	—	(452.4)	(452.4)
Recoveries of insurance service expense	7.4	2,512.4	2,519.8
Net reinsurance result	(3,169.6)	2,512.4	(657.2)
Net finance expense from reinsurance contract assets held	(0.1)	(288.8)	(288.9)
Foreign exchange effects and other	19.2	(272.5)	(253.3)
Total changes in the consolidated statement of comprehensive income	(3,150.5)	1,951.1	(1,199.4)
Cash flows:
Premiums paid	2,771.6	—	2,771.6
Amounts received	—	(1,511.5)	(1,511.5)
Changes in funds withheld	(3.4)	9.6	6.2
	2,768.2	(1,501.9)	1,266.3
Investment components and other	(1.3)	(3.3)	(4.6)
Balance - September 30	(519.3)	9,168.7	8,649.4
(1)    Includes ceded risk adjustment for non-financial risk of $817.0 at January 1, 2022 and $801.7 at September 30, 2022.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Third quarter		First nine months
	2023	2022	2023	2022
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(489.2)	(164.0)	(1,406.2)	(299.3)
Effect of changes in interest rates and other financial assumptions	466.5	670.0	572.4	2,251.2
	(22.7)	506.0	(833.8)	1,951.9

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	119.8	24.1	358.6	67.8
Effect of changes in interest rates and other financial assumptions	(105.0)	(107.2)	(120.1)	(447.7)
	14.8	(83.1)	238.5	(379.9)
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(7.9)	422.9	(595.3)	1,572.0

Investment income(1)
Interest and dividends	512.7	256.5	1,359.6	628.5
Share of profit of associates	291.5	317.7	894.5	764.0
Net gains (losses) on investments	56.0	(457.5)	485.1	(2,069.4)
	860.2	116.7	2,739.2	(676.9)
Net financial result	852.3	539.6	2,143.9	895.1
(1)    Interest and dividends, share of profit of associates and net gains (losses) on investments as presented in the consolidated statement of earnings, which includes amounts reported by the Non-insurance companies and Corporate and other reporting segments as disclosed in note 16.
The company's capital management objectives, which are discussed in the Capital Management section of note 15, include maintaining sufficient liquid resources at the holding company and operating company levels to meet company obligations while remaining opportunistic in deploying capital. As a result, there is not a direct relationship between the company's net finance income or expenses from insurance contracts and reinsurance contract assets held and the investment return on the portfolio investments. Certain of the company's investments, principally within the fixed income portfolio, are subject to interest rate risk (as discussed in note 15) and the net gains or losses on those investments which may result from changes in market interest rates may not correspond directly with changes in the company's net finance income (expense) from insurance contracts and reinsurance contract assets held. While net insurance finance income or expense reflects the effects and changes in time value of money and financial risk related to these net liabilities, investment returns are based on the company's overall investment strategy.

11.    Borrowings
The holding company credit facility was undrawn and the company was in compliance with its financial covenants at September 30, 2023 and December 31, 2022.
On July 14, 2023 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders from June 29, 2027 to July 14, 2028. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants.

12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2023	2022
Subordinate voting shares – January 1	22,576,535	23,116,830
Purchases for cancellation	(257,589)	(254,597)
Treasury shares acquired	(79,087)	(285,099)
Treasury shares reissued	127,209	119,874
Subordinate voting shares – September 30	22,367,068	22,697,008
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	23,115,838	23,445,778

During the first nine months of 2023 the company purchased for cancellation 257,589 subordinate voting shares (2022 – 254,597) under the terms of its normal course issuer bids at a cost of $179.8 (2022 – $127.8), of which $116.0 (2022 – $64.7) was charged to retained earnings.

Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		Third quarter		First nine months
	September 30, 2023	December 31, 2022	2023	2022	2023	2022
Insurance and reinsurance companies	2,391.8	2,212.5	109.3	17.7	351.2	141.0
Non-insurance companies	1,608.1	1,690.4	8.8	65.6	15.6	133.7
	3,999.9	3,902.9	118.1	83.3	366.8	274.7

On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company's option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026.

During the first nine months of 2023 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $135.6 (2022 - $216.2) to non-controlling interests.

13.    Acquisitions and Divestitures
Subsequent to September 30, 2023
Acquisition of additional interest in Gulf Insurance
On April 19, 2023 the company entered into an agreement to acquire all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates, representing 46.3% of the equity of Gulf Insurance. In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company will pay the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO shall return to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $200.0, together with a cash payment equal to all dividends received by KIPCO from Gulf Insurance after January 1, 2023, and the company will deliver to KIPCO a payment deed of $660.0 which requires the company to make four equal annual payments of $165.0 to KIPCO beginning on the first anniversary of closing of the transaction.
The company's acquisition of all of KIPCO's shares in Gulf Insurance will be for aggregate fair valuation consideration of approximately $740 (approximately 227 million Kuwaiti Dinar), to be paid as approximately $177 in cash ($200.0 less dividends of approximately $23 received by KIPCO during the second quarter of 2023) and the fair value of approximately $563 in a payment deed. Closing of the transaction is subject to customary closing conditions, including regulatory approvals, and is expected to be in the fourth quarter of 2023. On closing of the transaction, the company's equity interest in Gulf Insurance will increase from 43.7% to a controlling interest of 90.0%. Accordingly, the company anticipates that upon closing it will consolidate the assets and liabilities of Gulf Insurance and will record a pre-tax gain of approximately $290, with changes in the company's carrying value of its equity accounted investment in Gulf Insurance up until the date of closing affecting the pre-tax gain.
Nine months ended September 30, 2023
Sale of Ambridge Group by Brit
On May 10, 2023 Brit sold Ambridge Group ("Ambridge"), its Managing General Underwriter operations, to Amynta Group. The company received $379.0 as part of the transaction, comprised of cash of $265.8 and a promissory note with a fair value of $113.2. An additional $100.0 may be receivable subject to a clawback based on 2023 performance targets of Ambridge. As a result of the sale, the company recorded a pre-tax gain of $259.1 as gain on sale of insurance subsidiary in the consolidated statements of earnings (an after-tax gain of $259.1) and deconsolidated assets and liabilities with carrying values of $309.3 and $191.3 respectively.

14.    Income Taxes
The company’s provision for income taxes for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2023	2022	2023	2022
Current income tax:
Current year expense	154.7	99.9	472.3	276.2
Adjustments to prior years’ income taxes	12.5	0.7	(2.5)	(2.1)
	167.2	100.6	469.8	274.1
Deferred income tax:
Origination and reversal of temporary differences	175.5	76.4	327.0	255.6
Adjustments to prior years' deferred income taxes	(38.4)	(0.2)	(11.9)	16.7
	137.1	76.2	315.1	272.3

Provision for income taxes	304.3	176.8	784.9	546.4

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2023	2022	2023	2022

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	395.1	201.3	1,114.3	497.5
Non-taxable investment income and losses	(6.4)	(25.4)	(108.0)	(0.5)
Tax rate differential on income and losses outside Canada	(96.1)	(17.8)	(277.9)	(81.6)
Change in unrecorded tax benefit of losses and temporary differences	4.6	67.9	17.9	92.8
Other including permanent differences	7.1	(49.2)	38.6	38.2
Provision for income taxes	304.3	176.8	784.9	546.4
Non-taxable investment income and losses of $6.4 and $108.0 in the third quarter and first nine months of 2023 were principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income and losses outside Canada of $96.1 and $277.9 in the third quarter and first nine months of 2023 principally related to income taxed at lower rates in the U.S., Bermuda and Barbados. The tax rate differential on income and losses outside Canada of $17.8 and $81.6 in the third quarter and first nine months of 2022 principally related to income taxed at lower rates in the U.S., Barbados and Bermuda.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures at September 30, 2023 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2022, other than as described below.

Underwriting Risk
The adoption of IFRS 17 did not affect the company's exposure to, or management of, underwriting risk, which is described in the company's annual consolidated financial statements for the year ended December 31, 2022, but has resulted in changes to the terms used to describe underwriting risk. Underwriting risk upon adoption of IFRS 17 is the risk that insurance service expenses will exceed insurance revenue and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk.

Credit Risk
Cash and short term investments
The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. In response to the global bank failures and economic volatility created by the events of the March 2023 banking crisis, the company expanded its monitoring of risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of the financial institutions with which it transacts. From these reviews, the company determined it had limited exposure to financial institutions where it perceived heightened credit risk.

Investments in debt instruments
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	September 30, 2023			December 31, 2022
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	18,092.3	17,792.1	51.4	17,119.4	16,721.6	57.7
AA/Aa	1,125.1	1,110.9	3.2	858.3	847.6	2.9
A/A	3,595.7	3,513.3	10.1	2,409.6	2,330.6	8.0
BBB/Baa	3,816.5	3,760.5	10.9	3,410.3	3,348.7	11.5
BB/Ba	2,477.4	2,359.4	6.8	2,114.9	1,917.2	6.6
B/B	18.1	18.9	0.1	48.2	49.6	0.2
Lower than B/B	95.2	126.4	0.4	79.7	80.0	0.3
Unrated(1)	6,029.4	5,945.1	17.1	3,928.2	3,705.9	12.8
Total	35,249.7	34,626.6	100.0	29,968.6	29,001.2	100.0
(1)    Includes the company's investments in first mortgage loans at September 30, 2023 of $4,642.6 (December 31, 2022 - $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury bonds of $429.0, other government bonds of $413.5 and Canadian government bonds of $346.3. The increase in bonds rated AA/Aa was primarily due to net purchases of other government bonds of $484.2, partially offset by net sales of Canadian provincial bonds of $175.6. The increase in bonds rated A/A was primarily due to net purchases of corporate bonds of $1,359.2, partially offset by net sales of other government bonds of $191.2. The increase in bonds rated BBB/Baa was primarily due to net purchases of corporate bonds of $301.4, while the increase in bonds rated BB/Ba was primarily due to net purchases of Greek government bonds. The increase in unrated bonds primarily reflected net purchases of first mortgage loans of $2,094.9 and certain private placement corporate and other bonds.
Liquidity Risk
The holding company's remaining known significant commitments for 2023 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, other investment related activities and the anticipated acquisition of an additional interest in Gulf Insurance. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company, through financial instruments referred to as AVLNs, has guaranteed the value of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, of which $352.3 remain held at September 30, 2023 and are required to be purchased or sold prior to the end of 2023, as described in note 7.
During the first nine months of 2023, Brit paid a special dividend of $275.0 to the holding company as a result of the net proceeds from the sale of its Managing General Underwriter operations, Ambridge, as described in note 13.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased in the first nine months of 2023 primarily due to net re-investments of proceeds on sales and maturities of short-dated U.S. treasury bonds into longer-dated U.S. treasury bonds and net purchases of corporate bonds, other government bonds and first mortgage loans.
To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with notional amounts of $165.0 at September 30, 2023 (December 31, 2022 - $183.7) and continued to maintain a relatively low duration on its bond portfolio (see note 5 for details of the company's fixed income maturity profile). During the first nine months of 2023 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at September 30, 2023 of $925.1 (December 31, 2022 - nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. In addition, the company entered into interest rate swaps with a notional amount at September 30, 2023 of $1,900.0 (December 31, 2022 - nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2023 compared to December 31, 2022.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by increased inflationary pressures and interest rates. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	September 30, 2023			December 31, 2022
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	32,865.6	(1,409.6)	(5.1)	27,944.0	(852.9)	(3.7)
100 basis point increase	33,728.4	(719.0)	(2.6)	28,461.5	(435.4)	(1.9)
No change	34,626.6	—	—	29,001.2	—	—
100 basis point decrease	35,566.6	752.8	2.7	29,616.2	496.4	2.1
200 basis point decrease	36,626.3	1,600.7	5.8	30,289.0	1,039.7	4.4
(1)    Includes the impact of forward contracts to buy and sell U.S. treasury bonds with notional amounts at September 30, 2023 of $925.1 and $165.0 (December 31, 2022 - nil and $183.7) and certain interest rate swaps to receive fixed rates in exchange for the obligation to pay floating rates on a notional amount of $1,900.0 (December 31, 2022 - nil).
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings increased at September 30, 2023 compared to December 31, 2022 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at September 30, 2023 and December 31, 2022 and results of operations for the three and nine months ended September 30, 2023 and 2022:

	September 30, 2023		December 31, 2022		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Third quarter		First nine months
					2023	2022	2023	2022
Long equity exposures:
Common stocks	6,625.8	6,625.8	5,234.4	5,234.4	99.5	(85.9)	442.2	(492.7)
Bonds and preferred stocks – convertible(1)	547.8	547.8	458.7	458.7	17.5	(26.3)	76.4	(214.7)
Investments in associates(1)(2)	8,810.8	7,166.7	8,183.3	6,786.6	(15.3)	42.9	44.4	45.2
Equity derivatives(3)	2,335.9	540.0	2,076.0	269.4	171.6	(85.5)	287.5	(108.1)
Other	—	—	—	—	—	—	(3.1)	4.6
Long equity exposures and financial effects	18,320.3	14,880.3	15,952.4	12,749.1	273.3	(154.8)	847.4	(765.7)

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    Includes long equity total return swaps, equity warrants and options and the AVLNs entered with RiverStone Barbados. Equity exposure for equity warrants and options is the carrying value of the derivatives. Equity exposure for long equity total return swaps and the AVLNs is the notional amount. See note 7 for details.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $34,229.5 at September 30, 2023 compared to $31,643.6 at December 31, 2022.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Holding company cash and investments (net of derivative obligations)	1,174.6	1,326.4	1,174.6	1,326.4

Borrowings – holding company(1)	5,867.7	5,887.6	5,867.7	5,887.6
Borrowings – insurance and reinsurance companies(1)	725.4	733.4	725.4	733.4
Borrowings – non-insurance companies(1)	2,038.9	2,003.9	—	—
Total debt	8,632.0	8,624.9	6,593.1	6,621.0

Net debt	7,457.4	7,298.5	5,418.5	5,294.6

Common shareholders’ equity	20,262.1	17,780.3	20,262.1	17,780.3
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	3,999.9	3,902.9	2,391.8	2,212.5
Total equity	25,597.5	23,018.7	23,989.4	21,328.3

Net debt/total equity	29.1%	31.7%	22.6%	24.8%
Net debt/net total capital	22.6%	24.1%	18.4%	19.9%
Total debt/total capital	25.2%	27.3%	21.6%	23.7%
Interest coverage	13.3x	13.1x	18.0x	16.0x
Interest and preferred share dividend distribution coverage	11.6x	11.4x	14.9x	13.4x
(1)    At September 30, 2023 the fair value of borrowings - holding company and insurance and reinsurance companies was $6,054.3 (December 31, 2022 - $6,118.3) and the fair value of borrowings - non-insurance companies was $1,970.7 (December 31, 2022 - $1,931.5).

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. There were no significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2023 compared to December 31, 2022 other than changes due to the adoption of IFRS 17 which are described in note 3.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life Insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,072.5	4,116.6	880.8	7,069.9	29.0	—	—	—	7,098.9
Intercompany	18.2	21.2	51.6	91.0	0.3	—	—	(91.3)	—
Insurance revenue	2,090.7	4,137.8	932.4	7,160.9	29.3	—	—	(91.3)	7,098.9
Insurance service expenses	(1,841.5)	(3,253.5)	(665.2)	(5,760.2)	(16.4)	—	—	72.1	(5,704.5)
Net insurance result	249.2	884.3	267.2	1,400.7	12.9	—	—	(19.2)	1,394.4
Cost of reinsurance	(332.3)	(799.0)	(334.2)	(1,465.5)	(0.2)	—	—	91.3	(1,374.4)
Recoveries of insurance service expenses	269.5	582.3	145.6	997.4	(2.9)	—	—	(72.0)	922.5
Net reinsurance result	(62.8)	(216.7)	(188.6)	(468.1)	(3.1)	—	—	19.3	(451.9)
Insurance service result	186.4	667.6	78.6	932.6	9.8	—	—	0.1	942.5
Other insurance operating expenses	(66.2)	(73.3)	(44.3)	(183.8)	(23.5)	—	—	—	(207.3)
	120.2	594.3	34.3	748.8	(13.7)	—	—	0.1	735.2
Interest and dividends	120.8	299.7	33.2	453.7	26.5	(18.8)	(12.4)	63.7	512.7
Share of profit of associates	50.5	143.8	27.6	221.9	20.2	37.3	12.1	—	291.5
Other:
Non-insurance revenue	—	—	—	—	—	1,744.5	—	—	1,744.5
Non-insurance expenses	—	—	—	—	—	(1,637.1)	(3.3)	—	(1,640.4)
Operating income (loss)	291.5	1,037.8	95.1	1,424.4	33.0	125.9	(3.6)	63.8	1,643.5
Net finance income (expense) from insurance contracts and reinsurance contract assets held	6.2	(11.8)	(17.9)	(23.5)	15.6	—	—	—	(7.9)
Net gains (losses) on investments	49.7	(124.9)	15.7	(59.5)	(24.8)	(23.8)	164.1	—	56.0
Interest expense	(1.4)	(12.0)	(1.0)	(14.4)	(4.0)	(40.5)	(65.9)	—	(124.8)
Corporate overhead and other	(10.5)	(19.5)	(3.5)	(33.5)	(0.3)	—	22.1	(63.8)	(75.5)
Pre-tax income	335.5	869.6	88.4	1,293.5	19.5	61.6	116.7	—	1,491.3
Provision for income taxes									(304.3)
Net earnings									1,187.0

Attributable to:
Shareholders of Fairfax									1,068.9
Non-controlling interests									118.1
									1,187.0

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - accident year	1,327.5	2,720.1	459.7	4,507.3
Prior year reserve development and release of risk adjustment on prior year claims	(32.6)	(212.4)	26.7	(218.3)
Losses on claims - calendar year	1,294.9	2,507.7	486.4	4,289.0
Commissions	349.3	497.0	122.0	968.3
Other underwriting expenses	197.3	248.8	56.8	502.9
Insurance service expenses	1,841.5	3,253.5	665.2	5,760.2

Quarter ended September 30, 2022

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life Insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	1,860.6	3,865.5	668.9	6,395.0	31.3	—	—	—	6,426.3
Intercompany	17.0	22.1	48.1	87.2	—	—	—	(87.2)	—
Insurance revenue	1,877.6	3,887.6	717.0	6,482.2	31.3	—	—	(87.2)	6,426.3
Insurance service expenses	(1,585.8)	(3,948.3)	(192.8)	(5,726.9)	(25.9)	—	—	83.6	(5,669.2)
Net insurance result	291.8	(60.7)	524.2	755.3	5.4	—	—	(3.6)	757.1
Cost of reinsurance	(235.9)	(882.0)	(245.0)	(1,362.9)	(0.6)	—	—	87.2	(1,276.3)
Recoveries of insurance service expenses	190.3	1,103.4	(217.3)	1,076.4	(0.7)	—	—	(83.4)	992.3
Net reinsurance result	(45.6)	221.4	(462.3)	(286.5)	(1.3)	—	—	3.8	(284.0)
Insurance service result	246.2	160.7	61.9	468.8	4.1	—	—	0.2	473.1
Other insurance operating expenses	(70.4)	(60.1)	(34.4)	(164.9)	18.1	—	—	—	(146.8)
	175.8	100.6	27.5	303.9	22.2	—	—	0.2	326.3
Interest and dividends	63.2	114.9	22.4	200.5	16.1	(3.7)	(2.6)	46.2	256.5
Share of profit of associates	96.3	134.0	11.2	241.5	17.8	45.8	12.6	—	317.7
Other:
Non-insurance revenue	—	—	—	—	—	1,397.6	—	—	1,397.6
Non-insurance expenses	—	—	—	—	—	(1,314.1)	—	—	(1,314.1)
Operating income	335.3	349.5	61.1	745.9	56.1	125.6	10.0	46.4	984.0
Net finance income (expense) from insurance contracts and reinsurance contract assets held	108.5	250.6	(0.6)	358.5	64.4	—	—	—	422.9
Net gains (losses) on investments	(101.9)	(329.1)	(9.6)	(440.6)	(49.1)	22.5	9.7	—	(457.5)
Interest expense	(1.4)	(12.3)	(0.6)	(14.3)	(3.2)	(31.2)	(65.7)	—	(114.4)
Corporate overhead and other	(10.4)	(22.8)	(2.5)	(35.7)	—	—	6.5	(46.3)	(75.5)
Pre-tax income (loss)	330.1	235.9	47.8	613.8	68.2	116.9	(39.5)	0.1	759.5
Provision for income taxes									(176.8)
Net earnings									582.7

Attributable to:
Shareholders of Fairfax									499.4
Non-controlling interests									83.3
									582.7

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - accident year	1,097.9	3,494.1	532.6	5,124.6
Prior year reserve development and release of risk adjustment on prior year claims	(18.1)	(138.3)	(490.9)	(647.3)
Losses on claims - calendar year	1,079.8	3,355.8	41.7	4,477.3
Commissions	318.8	395.6	89.1	803.5
Other underwriting expenses	187.2	196.9	62.0	446.1
Insurance service expenses	1,585.8	3,948.3	192.8	5,726.9

Nine months ended September 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life Insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	5,958.9	11,606.0	2,373.0	19,937.9	95.1	—	—	—	20,033.0
Intercompany	50.2	89.0	157.3	296.5	14.4	—	—	(310.9)	—
Insurance revenue	6,009.1	11,695.0	2,530.3	20,234.4	109.5	—	—	(310.9)	20,033.0
Insurance service expenses	(5,156.2)	(8,928.5)	(1,945.5)	(16,030.2)	(145.6)	—	—	254.4	(15,921.4)
Net insurance result	852.9	2,766.5	584.8	4,204.2	(36.1)	—	—	(56.5)	4,111.6
Cost of reinsurance	(958.2)	(2,207.3)	(898.3)	(4,063.8)	(3.6)	—	—	310.9	(3,756.5)
Recoveries of insurance service expenses	816.7	1,554.1	543.4	2,914.2	25.5	—	—	(254.0)	2,685.7
Net reinsurance result	(141.5)	(653.2)	(354.9)	(1,149.6)	21.9	—	—	56.9	(1,070.8)
Insurance service result	711.4	2,113.3	229.9	3,054.6	(14.2)	—	—	0.4	3,040.8
Other insurance operating expenses	(208.4)	(248.6)	(118.3)	(575.3)	(83.5)	—	—	—	(658.8)
	503.0	1,864.7	111.6	2,479.3	(97.7)	—	—	0.4	2,382.0
Interest and dividends	319.1	728.2	125.3	1,172.6	77.0	(43.0)	(17.9)	170.9	1,359.6
Share of profit of associates	142.8	370.2	95.2	608.2	63.4	133.7	89.2	—	894.5
Other:
Non-insurance revenue	—	—	—	—	—	4,862.5	—	—	4,862.5
Non-insurance expenses	—	—	—	—	—	(4,791.0)	—	—	(4,791.0)
Operating income	964.9	2,963.1	332.1	4,260.1	42.7	162.2	71.3	171.3	4,707.6
Net finance expense from insurance contracts and reinsurance contract assets held	(123.5)	(382.9)	(55.8)	(562.2)	(33.1)	—	—	—	(595.3)
Net gains (losses) on investments	170.2	(140.2)	124.9	154.9	70.0	7.8	252.4	—	485.1
Gain on sale of insurance subsidiary	—	259.1	—	259.1	—	—	—	—	259.1
Interest expense	(4.5)	(36.5)	(3.0)	(44.0)	(11.9)	(123.6)	(200.1)	0.1	(379.5)
Corporate overhead and other	(39.4)	(61.4)	(9.1)	(109.9)	(1.7)	—	11.0	(171.4)	(272.0)
Pre-tax income	967.7	2,601.2	389.1	3,958.0	66.0	46.4	134.6	—	4,205.0
Provision for income taxes									(784.9)
Net earnings									3,420.1

Attributable to:
Shareholders of Fairfax									3,053.3
Non-controlling interests									366.8
									3,420.1

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	3,723.9	7,596.9	1,400.8	12,721.6
Prior year reserve development and release of risk adjustment on prior year claims	(140.8)	(724.7)	48.1	(817.4)
Losses on claims - calendar year	3,583.1	6,872.2	1,448.9	11,904.2
Commissions	1,001.0	1,352.5	336.0	2,689.5
Other underwriting expenses	572.1	703.8	160.6	1,436.5
Insurance service expenses	5,156.2	8,928.5	1,945.5	16,030.2

Nine months ended September 30, 2022

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life Insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	5,323.1	10,763.6	1,997.5	18,084.2	101.7	—	—	—	18,185.9
Intercompany	38.2	70.4	143.7	252.3	—	—	—	(252.3)	—
Insurance revenue	5,361.3	10,834.0	2,141.2	18,336.5	101.7	—	—	(252.3)	18,185.9
Insurance service expenses	(4,533.0)	(9,711.6)	(1,448.4)	(15,693.0)	(70.8)	—	—	234.3	(15,529.5)
Net insurance result	828.3	1,122.4	692.8	2,643.5	30.9	—	—	(18.0)	2,656.4
Cost of reinsurance	(665.4)	(2,170.8)	(711.9)	(3,548.1)	(1.8)	—	—	252.3	(3,297.6)
Recoveries of insurance service expenses	555.6	2,112.0	189.7	2,857.3	1.3	—	—	(233.9)	2,624.7
Net reinsurance result	(109.8)	(58.8)	(522.2)	(690.8)	(0.5)	—	—	18.4	(672.9)
Insurance service result	718.5	1,063.6	170.6	1,952.7	30.4	—	—	0.4	1,983.5
Other insurance operating expenses	(207.1)	(210.0)	(102.1)	(519.2)	60.2	—	—	—	(459.0)
	511.4	853.6	68.5	1,433.5	90.6	—	—	0.4	1,524.5
Interest and dividends	148.6	252.5	65.5	466.6	36.1	36.3	16.2	73.3	628.5
Share of profit of associates	189.6	334.1	33.3	557.0	35.9	109.2	61.9	—	764.0
Other:
Non-insurance revenue	—	—	—	—	—	3,913.1	—	—	3,913.1
Non-insurance expenses	—	—	—	—	—	(3,898.4)	—	—	(3,898.4)
Operating income	849.6	1,440.2	167.3	2,457.1	162.6	160.2	78.1	73.7	2,931.7
Net finance income from insurance contracts and reinsurance contract assets held	393.2	854.2	20.4	1,267.8	304.2	—	—	—	1,572.0
Net gains (losses) on investments	(515.4)	(1,098.4)	(201.0)	(1,814.8)	(332.5)	84.3	(6.4)	—	(2,069.4)
Interest expense	(4.4)	(38.5)	(2.1)	(45.0)	(9.9)	(84.1)	(188.2)	0.1	(327.1)
Corporate overhead and other	(27.6)	(70.5)	(9.7)	(107.8)	(0.8)	—	(47.6)	(73.8)	(230.0)
Pre-tax income (loss)	695.4	1,087.0	(25.1)	1,757.3	123.6	160.4	(164.1)	—	1,877.2
Provision for income taxes									(546.4)
Net earnings									1,330.8

Attributable to:
Shareholders of Fairfax									1,056.1
Non-controlling interests									274.7
									1,330.8

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - accident year	3,150.8	8,219.3	1,435.8	12,805.9
Prior year reserve development and release of risk adjustment on prior year claims	(66.1)	(330.7)	(455.0)	(851.8)
Losses on claims - calendar year	3,084.7	7,888.6	980.8	11,954.1
Commissions	897.3	1,202.4	281.1	2,380.8
Other underwriting expenses	551.0	620.6	186.5	1,358.1
Insurance service expenses	4,533.0	9,711.6	1,448.4	15,693.0

17.    Expenses
Expenses for the company's insurance and reinsurance companies and non-insurance companies for the three and nine months ended September 30 were comprised as follows:

	Three months ended September 30, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable expenses			Non-directly attributable expenses	Total insurance and reinsurance company expenses
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims	—	3,213.4	3,213.4	—	3,213.4	—	3,213.4
Premium taxes	74.9	—	74.9	—	74.9	—	74.9
Commissions	945.9	—	945.9	—	945.9	—	945.9
Cost of sales	—	—	—	—	—	974.7	974.7
Compensation expense	158.1	222.6	380.7	174.1	554.8	283.1	837.9
Administrative expense and other	75.3	91.8	167.1	108.7	275.8	382.6	658.4
Total	1,254.2	3,527.8	4,782.0	282.8	5,064.8	1,640.4	6,705.2

As presented in the consolidated statement of earnings:
Insurance service expenses	1,254.2	4,450.3	5,704.5	—	5,704.5	—	5,704.5
Recoveries of insurance service expenses	—	(922.5)	(922.5)	—	(922.5)	—	(922.5)
Other insurance operating expenses and Corporate and other expenses	—	—	—	282.8	282.8	—	282.8
Non-insurance expenses	—	—	—	—	—	1,640.4	1,640.4
Total	1,254.2	3,527.8	4,782.0	282.8	5,064.8	1,640.4	6,705.2

	Three months ended September 30, 2022
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable expenses			Non-directly attributable expenses	Total insurance and reinsurance company expenses
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims	—	3,334.7	3,334.7	—	3,334.7	—	3,334.7
Premium taxes	67.2	—	67.2	—	67.2	—	67.2
Commissions	784.7	—	784.7	—	784.7	—	784.7
Cost of sales	—	—	—	—	—	800.0	800.0
Compensation expense	100.4	219.8	320.2	134.5	454.7	261.5	716.2
Administrative expense and other	41.9	128.2	170.1	87.8	257.9	252.6	510.5
Total	994.2	3,682.7	4,676.9	222.3	4,899.2	1,314.1	6,213.3

As presented in the consolidated statement of earnings:
Insurance service expenses	994.2	4,675.0	5,669.2	—	5,669.2	—	5,669.2
Recoveries of insurance service expenses	—	(992.3)	(992.3)	—	(992.3)	—	(992.3)
Other insurance operating expenses and Corporate and other expenses	—	—	—	222.3	222.3	—	222.3
Non-insurance expenses	—	—	—	—	—	1,314.1	1,314.1
Total	994.2	3,682.7	4,676.9	222.3	4,899.2	1,314.1	6,213.3
(1)    Includes Life insurance and Run-off and Corporate and other reporting segments.

	Nine months ended September 30, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable expenses			Non-directly attributable expenses	Total insurance and reinsurance company expenses
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims	—	8,810.8	8,810.8	—	8,810.8	—	8,810.8
Premium taxes	207.9	—	207.9	—	207.9	—	207.9
Commissions	2,634.2	—	2,634.2	—	2,634.2	—	2,634.2
Cost of sales	—	—	—	—	—	2,939.9	2,939.9
Compensation expense	439.4	660.0	1,099.4	543.8	1,643.2	832.4	2,475.6
Administrative expense and other	217.9	265.5	483.4	387.0	870.4	1,018.7	1,889.1
Total	3,499.4	9,736.3	13,235.7	930.8	14,166.5	4,791.0	18,957.5

As presented in the consolidated statement of earnings:

Insurance service expenses	3,499.4	12,422.0	15,921.4	—	15,921.4	—	15,921.4
Recoveries of insurance service expenses	—	(2,685.7)	(2,685.7)	—	(2,685.7)	—	(2,685.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	930.8	930.8	—	930.8
Non-insurance expenses	—	—	—	—	—	4,791.0	4,791.0
Total	3,499.4	9,736.3	13,235.7	930.8	14,166.5	4,791.0	18,957.5

	Nine months ended September 30, 2022
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable expenses			Non-directly attributable expenses	Total insurance and reinsurance company expenses
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims	—	8,895.5	8,895.5	—	8,895.5	—	8,895.5
Premium taxes	188.7	—	188.7	—	188.7	—	188.7
Commissions	2,339.4	—	2,339.4	—	2,339.4	—	2,339.4
Cost of sales	—	—	—	—	—	2,311.4	2,311.4
Compensation expense	402.7	632.5	1,035.2	456.1	1,491.3	761.4	2,252.7
Administrative expense and other	159.3	286.7	446.0	232.9	678.9	825.6	1,504.5
Total	3,090.1	9,814.7	12,904.8	689.0	13,593.8	3,898.4	17,492.2

As presented in the consolidated statement of earnings:

Insurance service expenses	3,090.1	12,439.4	15,529.5	—	15,529.5	—	15,529.5
Recoveries of insurance service expenses	—	(2,624.7)	(2,624.7)	—	(2,624.7)	—	(2,624.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	689.0	689.0	—	689.0
Non-insurance expenses	—	—	—	—	—	3,898.4	3,898.4
Total	3,090.1	9,814.7	12,904.8	689.0	13,593.8	3,898.4	17,492.2
(1)    Includes Life insurance and Run-off and Corporate and other reporting segments.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 2, 2023)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023, and the notes to the MD&A in the company's 2022 Annual Report.

(2)In this MD&A, Life Insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $10.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), various property and casualty insurance and reinsurance ratios including the combined ratio, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Adoption of IFRS 17 Insurance Contracts ("IFRS 17") on January 1, 2023
On January 1, 2023 Fairfax adopted the new accounting standard for insurance contracts (IFRS 17).
•It has resulted in considerable changes to the recognition, measurement, presentation and disclosure of the company’s insurance and reinsurance operations – the most significant being the discounting of the company's net insurance liabilities and the addition of a risk adjustment for uncertainty.
•This new accounting standard has not changed the way management evaluates the performance of its insurance and reinsurance operations. The company remains focused on underwriting profit on an undiscounted basis with strong reserving and all of the property and casualty insurance and reinsurance operations continue to use the traditional volume measures of gross premiums written, net premiums written and combined ratios to manage the business.
•A reconciliation from insurance service result presented within Note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2023 to underwriting profit, a metric historically presented within the company's MD&A, is included within the Overview of Consolidated Performance and Components of Net Earnings sections of this MD&A for each of the company's property and casualty insurance and reinsurance reporting segments.
•In accordance with the transitional provisions of IFRS 17, the cumulative effect of initially applying IFRS 17 was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022 and each prior period presented in the interim consolidated financial statements was restated.
•Refer to Note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2023 and to the Accounting and Disclosure Matters section at the end of this MD&A, under the heading Adoption of IFRS 17 Insurance Contracts, for additional details.

Impact on Consolidated Financial Statements
Common Shareholders' Equity and Book value per basic share
The table below summarizes the measurement adjustments to the restated consolidated balance sheets, recorded through retained earnings as at January 1, 2022 and as at December 31, 2022, and the benefit to book value per basic share:

	December 31, 2022	January 1, 2022
Common shareholders' equity as previously reported (book value per basic share at December 31, 2022 - $657.68 and January 1, 2022 - $630.60)	15,340.7	15,049.6
IFRS 17 measurement adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Acquisition cost deferral and changes in attributable expenses	443.1	385.7
Loss component net of loss recovery component	(359.6)	(387.5)
Foreign exchange and other measurement adjustments	292.3	108.5
Deferred income taxes	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders' equity as restated (book value per basic share at December 31, 2022 - $762.28 and January 1, 2022 - $636.89)	17,780.3	15,199.8

•The effect of initially applying IFRS 17 was an increase in common shareholders' equity of $150.2 as presented in the table above which was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022.
•The cumulative effect of initially applying IFRS 17 was an increase in common shareholders' equity of $2,439.6 (an increase in book value per basic share of $104.60), as presented in the table above, and was principally comprised of (i) the impact on the January 1, 2022 consolidated balance sheet of $150.2 recognized in retained earnings, and (ii) the increase in consolidated net earnings attributable to shareholders of Fairfax for the full year of 2022 of $2,227.0.

•The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from non-financial risk from the insurance contracts and reinsurance contract assets held. The risk adjustment is measured at each of the company's insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The resulting amount of the calculated risk adjustment corresponds to a consolidated confidence level at September 30, 2023 of 83.4% (December 31, 2022 - 84.0%; and January 1, 2022 - 84.4%).

Consolidated Statement of Earnings for the third quarter and first nine months of 2022
The table below summarizes the measurement adjustments to the restated net earnings (loss) attributable to shareholders of Fairfax in the third quarter and first nine months of 2022:

	2022
	Third quarter	First nine months
Net loss attributable to shareholders of Fairfax as previously reported (net loss per diluted share of $3.65 and $36.44)	(75.1)	(831.0)
IFRS 17 measurement adjustments:
Discounting of losses and loss adjustment expenses, net recognized in insurance service result	440.7	1,015.5
Net finance income, primarily the effect of increases in discount rates during the period	422.9	1,572.0
Inclusion of a specific risk adjustment for non-financial risk of losses and loss adjustment expenses, net and other recognized in insurance service result	(79.2)	(205.0)
Foreign exchange and other measurement adjustments	48.8	323.0
Deferred income taxes	(171.2)	(558.6)
Non-controlling interests	(87.5)	(259.8)
	574.5	1,887.1
Net earnings attributable to shareholders of Fairfax as restated (net earnings per diluted share of $19.31 and $40.23)	499.4	1,056.1

Measurement adjustments	Analysis
Effects of discounting in Insurance Service Result
Discounting losses and ceded losses on claims recorded in the period: cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.

During the first nine months of 2022 the duration of the company's current accident year net reserves required the majority be discounted using rates that ranged from the 1-year euro yield curve at 0.81% to the 5-year U.S. dollar yield curve at 3.25%.

Net finance income (expense) from insurance contracts and reinsurance contract assets held
Changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the LRC under the GMM and the LIC under all measurement models at current rates.

Reflects the benefit of a general increase in discount rates during the first nine months of 2022 as the change in the interest rate environment was more pronounced in 2022 compared to the transition adjustment recorded in retained earnings as at January 1, 2022, which was partially offset by interest accretion from unwinding of the discount.

Deferred income taxes and other	Primarily comprised of the above noted items tax effected at the underlying operating companies' statutory tax rates and the allocation of the net earnings impact to non-controlling interests at Allied World, Odyssey Group and Brit.

Overview of Consolidated Performance for the third quarter and first nine months of 2023
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the third quarter and first nine months of 2023, with comparisons to the third quarter and first nine months of 2022 except as otherwise noted, included the following:
•The insurance service result of the property and casualty insurance and reinsurance operations increased from $468.8 in the third quarter of 2022 to $932.6 in the third quarter of 2023, primarily reflecting decreased catastrophe losses on an undiscounted basis of $388.7 million or 6.7 combined ratio points in the quarter, strong current accident year underwriting margins from prudent underwriting and continued growth in business volumes (net insurance revenue increased by 11.3%), partially offset by marginally lower benefit from discounting losses on claims due to higher losses on claims in the third quarter of 2022 relating to increased catastrophe losses.
•The insurance service result of the property and casualty insurance and reinsurance operations increased from $1,952.7 in the first nine months of 2022 to $3,054.6 in the first nine months of 2023, primarily reflecting a greater benefit from discounting losses on claims due to increased average discount rates in the period resulting in reduced losses on claims included within the insurance service result and recoveries of insurance service expenses in the consolidated statement of earnings, increased business volumes (net insurance revenue increased by 9.3%) and decreased current period catastrophe losses on an undiscounted basis.
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit (loss), a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are adjusted to derive underwriting profit (loss) as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Third quarter
	2023				2022
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	186.4	667.6	78.6	932.6	246.2	160.7	61.9	468.8
Other insurance operating expenses	(66.2)	(73.3)	(44.3)	(183.8)	(70.4)	(60.1)	(34.4)	(164.9)
Discounting of losses and ceded losses on claims recorded in the period	(97.4)	(265.8)	(28.2)	(391.4)	(64.2)	(326.6)	(10.8)	(401.6)
Changes in the risk adjustment and other	5.2	(73.7)	2.7	(65.8)	(3.6)	86.6	(2.2)	80.8
Underwriting profit (loss)	28.0	254.8	8.8	291.6	108.0	(139.4)	14.5	(16.9)

Combined ratios(1)	98.3%	92.7%	98.5%	95.0%	93.2%	104.2%	96.9%	100.3%

	First nine months
	2023				2022
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	711.4	2,113.3	229.9	3,054.6	718.5	1,063.6	170.6	1,952.7
Other insurance operating expenses	(208.4)	(248.6)	(118.3)	(575.3)	(207.1)	(210.0)	(102.1)	(519.2)
Discounting of losses and ceded losses on claims recorded in the period	(295.3)	(1,065.4)	(59.2)	(1,419.9)	(144.1)	(691.4)	(54.4)	(889.9)
Changes in the risk adjustment and other	(4.0)	(112.3)	(0.2)	(116.5)	(30.9)	90.9	5.6	65.6
Underwriting profit	203.7	687.0	52.2	942.9	336.4	253.1	19.7	609.2

Combined ratios(1)	95.8%	93.2%	96.8%	94.3%	92.6%	97.3%	98.6%	96.0%
(1)    A performance measure of underwriting profit (loss).

•The consolidated combined ratios of the property and casualty insurance and reinsurance operations were 95.0% and 94.3%, producing underwriting profits of $291.6 and $942.9 in the third quarter and first nine months of 2023, compared to combined ratios of 100.3% and 96.0% and an underwriting loss of $16.9 and an underwriting profit of $609.2 in the third quarter and first nine months of 2022, primarily reflecting the same factors as noted above for the insurance service result except for the benefit from discounting losses on claims which had the effect of further improving the insurance service result in the first nine months of 2023. The continued strong underwriting performance by reporting segment was as follows:

	Third quarter
	2023				2022
	Gross Premiums Written	Net Premiums Written	Combined ratios	Underwriting profit (loss)	Gross Premiums Written	Net Premiums Written	Combined ratios	Underwriting profit (loss)
North American Insurers
Northbridge	613.2	519.8	88.7%	60.2	573.3	502.1	90.3%	49.0
Crum & Forster	1,442.6	1,124.7	104.8%	(45.8)	1,278.7	1,060.0	94.7%	47.2
Zenith National	157.1	162.8	92.8%	13.6	165.2	169.7	93.8%	11.8
	2,212.9	1,807.3	98.3%	28.0	2,017.2	1,731.8	93.2%	108.0
Global Insurers and Reinsurers
Allied World	1,623.2	1,105.0	89.3%	125.8	1,524.8	991.4	90.2%	104.8
Odyssey Group	1,621.9	1,566.2	94.7%	82.8	1,617.6	1,502.9	107.8%	(117.4)
Brit	923.5	780.6	94.0%	46.2	961.0	847.7	117.4%	(126.8)
	4,168.6	3,451.8	92.7%	254.8	4,103.4	3,342.0	104.2%	(139.4)
International Insurers and Reinsurers	848.1	578.8	98.5%	8.8	762.9	499.3	96.9%	14.5
Property and casualty insurance and reinsurance	7,229.6	5,837.9	95.0%	291.6	6,883.5	5,573.1	100.3%	(16.9)

	First nine months
	2023				2022
	Gross Premiums Written	Net Premiums Written	Combined ratios	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios	Underwriting profit (loss)
North American Insurers
Northbridge	1,818.5	1,588.4	90.9%	136.0	1,707.1	1,529.8	88.3%	169.0
Crum & Forster	3,921.4	2,965.0	98.3%	46.7	3,434.1	2,810.9	94.6%	137.6
Zenith National	589.2	601.6	96.2%	21.0	588.9	595.3	94.5%	29.8
	6,329.1	5,155.0	95.8%	203.7	5,730.1	4,936.0	92.6%	336.4
Global Insurers and Reinsurers
Allied World	5,379.0	3,878.7	90.6%	318.5	5,065.9	3,521.1	91.5%	261.0
Odyssey Group	5,018.0	4,578.1	95.1%	219.5	4,793.8	4,366.8	99.1%	36.0
Brit	2,932.4	2,296.0	93.2%	149.0	2,938.3	2,260.1	102.2%	(43.9)
	13,329.4	10,752.8	93.2%	687.0	12,798.0	10,148.0	97.3%	253.1
International Insurers and Reinsurers	2,652.5	1,683.9	96.8%	52.2	2,231.1	1,445.0	98.6%	19.7
Property and casualty insurance and reinsurance	22,311.0	17,591.7	94.3%	942.9	20,759.2	16,529.0	96.0%	609.2
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 4.8% and 6.4% to $5,837.9 and $17,591.7 in the third quarter and first nine months of 2023 from $5,573.1 and $16,529.0 in the third quarter and first nine months of 2022 respectively, while gross premiums written increased by 5.0% and 7.5%, principally reflecting increased business volumes, continued rate increases across most lines of business and strong customer retention at each of the company's property and casualty insurance and reinsurance reporting segments.
•Current period catastrophe losses on an undiscounted basis in the third quarter and first nine months of 2023 were $388.7 and $715.4 or 6.7 and 4.3 combined ratio points, principally reflecting exposure to the Hawaii wildfires and the earthquake in Turkey compared to $803.3 and $1,098.5 or 15.0 and 7.2 combined ratio points in the third quarter and first nine months of 2022 which primarily reflected the impact of Hurricane Ian, France hailstorms, Australian floods and Brazil drought.

Net finance income (expense) from insurance contracts and reinsurance contract assets held
•Total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	Third quarter		First nine months
	2023	2022	2023	2022
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance income (expense) from insurance contracts	(22.7)	506.0	(833.8)	1,951.9
Net finance income (expense) from reinsurance contract assets held	14.8	(83.1)	238.5	(379.9)
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(7.9)	422.9	(595.3)	1,572.0
Effects of discounting for future periods and risk adjustment and other recognized in Insurance Service Result:
Discounting of losses and ceded losses on claims recorded in the period	387.3	399.2	1,420.5	869.6
Changes in the risk adjustment and other	79.6	(50.6)	165.4	46.3
Effects included in Insurance Service Result	466.9	348.6	1,585.9	915.9
Total net benefit	459.0	771.5	990.6	2,487.9

During the third quarter and first nine months of 2023 the company recorded a total net benefit of $459.0 and $990.6, principally relating to the net benefit of discounting losses and ceded losses on claims, amounting to $387.3 and $1,420.5 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during the third quarter and first nine months of 2023 of $7.9 and $595.3 respectively. The net finance expense during the third quarter of 2023 of $7.9 consisted of interest accretion resulting from unwinding the effects from discounting associated with net claim payments made during the third quarter of $369.4, partially offset by the effect of increases in discount rates of $361.5 during the same period. The net finance expense during the first nine months of 2023 of $595.3 consisted of interest accretion resulting from the unwinding of the effects from discounting associated with net claim payments made during the first nine months of 2023 of $1,047.6, partially offset by the effect of increases in discount rates of $452.3 during the same period.
During the third quarter and first nine months of 2022 the company recorded a total net benefit of $771.5 and $2,487.9, principally relating to net finance income from insurance contracts and reinsurance contract assets held of $422.9 and $1,572.0 and the benefit of discounting of losses and ceded losses on claims of $399.2 and $869.6 (recognized in insurance service result) respectively. The net finance income recorded during the third quarter and first nine months of 2022 primarily reflected the benefit of increases in discount rates of $562.8 and $1,803.5, as the change in the interest rate environment was more pronounced in the first nine months of 2022 compared to the first nine months of 2023, partially offset by interest accretion from unwinding the effects of discounting of $139.9 and $231.5 respectively.
Refer to Note 4 (Critical Accounting Estimates and Judgments) to the interim consolidated financial statements for the three and nine months ended September 30, 2023 for additional details on the discount rates applied to losses on claims recorded in the period.
Investment Performance
Interest and dividends
•Interest and dividends of $512.7 and $1,359.6 in the third quarter and first nine months of 2023 significantly increased compared to $256.5 and $628.5 in the third quarter and first nine months of 2022, with higher interest income earned principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds during 2022 and net purchases of first mortgage loans, other government and corporate and other bonds during 2022 and the first nine months of 2023, partially offset by higher total return swap expense paid on long equity total return swaps.
•At September 30, 2023 the company's insurance and reinsurance companies held portfolio investments of $56.8 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $6.4 billion was in cash and short term investments and $3.7 billion in short-dated U.S. treasuries. During the first nine months of 2023 the company used cash and net proceeds from sales and maturities of U.S. treasury and other government short term investments and short-dated U.S. treasuries to purchase $5.8 billion of mid-dated U.S. treasuries with maturities between 3 to 5 years and $2.4 billion of U.S. treasuries with maturities between 5 to 7 years, and to make net purchases of $2.1 billion of short-dated first mortgage loans and $1.6 billion of corporate and other bonds with maturities primarily between 2 to 5 years.

•During the first nine months of 2023 the company, in partnership with Kennedy Wilson, has completed net purchases of $2.0 billion of first mortgage loans acquired from Pacific Western Bank; the average annual return on the capital deployed with the loans is expected to exceed 10%. The company's fixed income portfolio is conservatively positioned with effectively 70% of the fixed income portfolio invested in government bonds and 19% in high quality corporate bonds, primarily short-dated.
Share of profit of associates
•Share of profit of associates decreased to $291.5 in the third quarter of 2023 from $317.7 in the third quarter of 2022, primarily reflecting the company's decreased share of profit of EXCO ($14.5 compared to $43.5) and the disposition of Resolute on March 1, 2023 (nil compared to $81.1), partially offset by increased share of profit of Eurobank ($118.9 compared to $80.2) and the commencement of the equity method of accounting of Stelco on August 31, 2022 ($20.5 compared to nil).
•Share of profit of associates increased to $894.5 in the first nine months of 2023 from $764.0 in the first nine months of 2022 primarily reflecting the company's increased share of profit of Eurobank ($344.0 compared to $229.6), EXCO ($129.9 compared to $43.0), Digit ($25.9 compared to share of loss of $13.9) and Gulf Insurance ($50.6 compared to $17.5), partially offset by decreased share of profit of Poseidon ($101.9 compared to $180.0) and Resolute (nil compared to $159.3).
•On March 1, 2023 Domtar Corporation acquired all outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share, valued at $1.42 per share. The company received total consideration of $665.6 and recorded a realized gain of $44.2.
•On March 28, 2023 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd. (collectively, the "Consortium") acquired all of the outstanding common shares of Atlas, other than those shares owned by the Consortium and by Prem Watsa, Fairfax's CEO, at a cash purchase price of $15.50, plus payment of all ordinary course quarterly dividends up until closing of the transaction. The company did not purchase any additional interest not already owned by the Consortium upon closing of the transaction and continues to apply the equity method of accounting to its interest in Atlas through its interest in Poseidon Corp., the entity formed by the Consortium that acquired Atlas. Subsequent to the closing of the transaction the company acquired an additional 678,021 shares of Poseidon from Mr. Watsa as described in Note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.
•On May 9, 2023 Fairfax India entered into an agreement to acquire an additional 3.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") from Siemens Project Ventures GmbH ("Siemens"). The transaction closed on June 21, 2023 whereby Fairfax India paid cash consideration of $75.0 to increase its equity interest to 57.0%. Fairfax India also agreed to acquire an additional 7.0% equity interest in Bangalore Airport from Siemens for additional cash consideration of approximately $175, subject to certain performance conditions by Bangalore Airport and other closing conditions, which are expected to be assessed in the fourth quarter of 2023. At September 30, 2023 the company continued to apply the equity method of accounting and expects to continue to apply the same method of accounting to its interest in Bangalore Airport on closing of the additional 7.0% equity interest due to extensive Indian government regulation of, and participation in, Bangalore Airport's relevant activities.
Refer to Note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2023 for additional details on these transactions.
Net gains (losses) on investments
•Net gains on investments of $56.0 in the third quarter and $485.1 in the first nine months of 2023 consisted of the following:

	2023
	Third quarter			First nine months
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments
Equity exposures	67.9	205.4	273.3	158.6	688.8	847.4
Bonds	(113.5)	(83.2)	(196.7)	(517.9)	234.9	(283.0)
Other	(7.9)	(12.7)	(20.6)	(122.0)	42.7	(79.3)
	(53.5)	109.5	56.0	(481.3)	966.4	485.1

•Net gains on equity exposures of $273.3 and $847.4 in the third quarter and first nine months of 2023 were primarily comprised of net gains on common stocks ($99.5 and $442.2), equity derivatives ($171.6 and $287.5, inclusive of net gains of $162.0 and $446.7 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares), and convertible bonds and preferred stocks ($17.5 and $76.4). Also the first nine months of 2023 included realized gains on the disposition of the company's equity accounted investment in Resolute ($44.2 primarily related to the CVR which provides holders with the right to a share of any future softwood lumber duty deposit refunds).

•Net losses on bonds of $196.7 in the third quarter of 2023 were principally comprised of net losses on U.S. treasuries of $169.0 and $16.9 on corporate and other bonds. Net losses on bonds of $283.0 in the first nine months of 2023 were principally comprised of net losses on U.S. treasuries of $271.0 and the company's investment in U.S. treasury bond forward contracts that produced net losses of $72.9, partially offset by net gains of $36.8 on Brazil government bonds and $26.7 on corporate and other bonds.
Non-insurance companies
Operating income - Non-insurance companies
•Excluding the impact of Fairfax India’s performance fees to Fairfax (an accrual of $20.4 and $4.8 in the third quarter of 2023 and 2022), which are offset upon consolidation, operating income of the non-insurance companies increased to $146.3 in the third quarter of 2023 from $130.4 in the third quarter of 2022, principally reflecting higher business volumes, and continued stable results produced by the Restaurant and retail operating segment.
•Excluding the impact of Fairfax India's performance fees to Fairfax (an accrual of $41.5 in the first nine months of 2023 and a reversal of accrual of $45.3 in the first nine months of 2022), operating income of the non-insurance companies increased to $203.7 in the first nine months of 2023 from $114.9 in the first nine months of 2022, principally reflecting higher business volumes, higher share of profit of associates at Fairfax India and lower non-cash impairment charges.
Gain on Sale of Insurance Subsidiary
•On May 10, 2023 Brit sold Ambridge Group ("Ambridge"), its Managing General Underwriter operations, to Amynta Group. The company received $379.0 as part of the transaction, comprised of cash of $265.8 and a promissory note with a fair value of $113.2. An additional $100.0 may be receivable subject to a clawback based on 2023 performance targets of Ambridge. As a result of the sale, the company recorded a pre-tax gain of $259.1 as gain on sale of insurance subsidiary in the consolidated statements of earnings (an after-tax gain of $259.1) and deconsolidated assets and liabilities with carrying values of $309.3 and $191.3 respectively.
Financial Condition
•Maintaining an emphasis on financial soundness, the company held $1,230.6 of cash and investments at the holding company at September 30, 2023 compared to $1,345.8 at December 31, 2022, with the $2.0 billion unsecured revolving credit facility fully undrawn. In the first nine months of 2023, Brit paid a special dividend of $275.0 to the holding company as a result of the sale of Ambridge. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At September 30, 2023 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $600.9 compared to $310.0 at December 31, 2022. The pre-tax excess of $600.9 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading Book Value Per Basic Share, for details.
•The company's total debt to total capital ratio, excluding non-insurance companies, improved to 21.6% at September 30, 2023 compared to 23.7% at December 31, 2022, reflecting strong net earnings in the first nine months of 2023, with no significant holding company debt maturities until 2024.
•On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company's option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026.
•There were no other significant acquisitions or divestitures that closed during the first nine months of 2023. The following transactions are anticipated to close subsequent to September 30, 2023:
◦Acquisition of additional interest in Gulf Insurance - On April 19, 2023 the company entered into an agreement pursuant to which it will acquire all of the shares of Gulf Insurance Group K.S.C.P. (“Gulf Insurance”) under the control of KIPCO and certain of its affiliates, representing 46.3% of the equity of Gulf Insurance. On closing of the transaction, expected to occur in the fourth quarter of 2023, the company anticipates it will consolidate the assets and liabilities of Gulf Insurance, increasing its equity interest from 43.7% to a controlling interest of 90.0%, and expects it will record a pre-tax gain of approximately $290, with changes in the company's carrying value of its equity accounted investment in Gulf Insurance, up until date of closing, impacting the pre-tax gain.
Refer to Note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2023 for additional details on the above transaction.

◦Obtaining controlling interest in Digit Insurance - Digit, Go Digit Insurance Limited ("Digit Insurance") and the company continue to explore all avenues under applicable law to achieve the company’s majority ownership of Digit through conversion of the company’s holdings in compulsory convertible preferred shares issued by Digit. At September 30, 2023 the company’s ownership interest in Digit remained unchanged at 49.0% and as a result the company has not recorded any gains on its equity accounted investment in Digit during the period.
•Common shareholders’ equity increased by $2,481.8 to $20,262.1 at September 30, 2023 from $17,780.3 at December 31, 2022, primarily reflecting:
◦net earnings attributable to shareholders of Fairfax of $3,053.3, partially offset by
◦payments of common and preferred share dividends of $282.1, and
◦purchases of 257,589 subordinate voting shares for cancellation for cash consideration of $179.8, or $697.90 per share.
•Book value per basic share was $876.55 at September 30, 2023 compared to $762.28 at December 31, 2022, representing an increase per basic share in the first nine months of 2023 of 15.0% (an increase of 16.4% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2023). At September 30, 2023 there were 23,115,838 common shares effectively outstanding.

Sources of Income
Net premiums written, net insurance revenue, and other sources of earned income in the interim consolidated financial statements for the third quarters and first nine months of 2023 and 2022 were comprised as follows.

	Third quarter		First nine months
	2023	2022	2023	2022
Net premiums written:
North American Insurers	1,807.3	1,731.8	5,155.0	4,936.0
Global Insurers and Reinsurers	3,451.8	3,342.0	10,752.8	10,148.0
International Insurers and Reinsurers	578.8	499.3	1,683.9	1,445.0
Property and Casualty Insurance and Reinsurance	5,837.9	5,573.1	17,591.7	16,529.0
Life insurance and Run-off	41.2	38.1	150.4	129.9
Consolidated net premiums written	5,879.1	5,611.2	17,742.1	16,658.9

Net insurance revenue:
North American Insurers	1,758.4	1,641.7	5,050.9	4,695.9
Global Insurers and Reinsurers	3,338.8	3,005.6	9,487.7	8,663.2
International Insurers and Reinsurers	598.2	472.0	1,632.0	1,429.3
Property and Casualty Insurance and Reinsurance	5,695.4	5,119.3	16,170.6	14,788.4
Life insurance and Run-off	29.1	30.7	105.9	99.9
Consolidated net insurance revenue	5,724.5	5,150.0	16,276.5	14,888.3
Interest and dividends	512.7	256.5	1,359.6	628.5
Share of profit of associates	291.5	317.7	894.5	764.0
Net gains (losses) on investments	56.0	(457.5)	485.1	(2,069.4)
Gain on sale of insurance subsidiary	—	—	259.1	—
Non-insurance revenue	1,744.5	1,397.6	4,862.5	3,913.1
Total income	8,329.2	6,664.3	24,137.3	18,124.5
Income of $8,329.2 in the third quarter of 2023 increased from $6,664.3 in the third quarter of 2022 principally as a result of increases in net insurance revenue, net gains on investments compared to net losses on investments in the prior period, increases in non-insurance revenue and interest and dividends.
Income of $24,137.3 in the first nine months of 2023 increased from $18,124.5 in the first nine months of 2022 principally as a result of net gains on investments compared to net losses on investments in the prior period, increases in net insurance revenue, non-insurance revenue, interest and dividends and share of profit of associates, and the gain on sale of insurance subsidiary of $259.1 related to Brit's sale of Ambridge.
The increase in net insurance revenue in the third quarter and first nine months of 2023 of $574.5 (11.2%) and $1,388.2 (9.3%) principally reflected increased business volumes, continued rate increases across most lines of business and strong customer retention at each of the company's property and casualty insurance and reinsurance reporting segments. Refer to Components of Net Earnings in this MD&A for details by reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the third quarters and first nine months of 2023 and 2022 is provided in the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.
The increase in non-insurance revenue to $1,744.5 in the third quarter of 2023 from $1,397.6 in the third quarter of 2022 and to $4,862.5 in the first nine months of 2023 from $3,913.1 in the first nine months of 2022, principally reflected higher business volumes.

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and nine months ended September 30, 2023 and 2022 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2023, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratio and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded is net finance income (expense) from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money.

	Third quarter		First nine months
Combined ratios - Property and Casualty Insurance and Reinsurance	2023	2022	2023	2022
North American Insurers	98.3%	93.2%	95.8%	92.6%
Global Insurers and Reinsurers	92.7%	104.2%	93.2%	97.3%
International Insurers and Reinsurers	98.5%	96.9%	96.8%	98.6%
Consolidated	95.0%	100.3%	94.3%	96.0%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	186.4	246.2	711.4	718.5
Global Insurers and Reinsurers	667.6	160.7	2,113.3	1,063.6
International Insurers and Reinsurers	78.6	61.9	229.9	170.6
Insurance service result	932.6	468.8	3,054.6	1,952.7
Other insurance operating expenses	(183.8)	(164.9)	(575.3)	(519.2)
	748.8	303.9	2,479.3	1,433.5
Interest and dividends	453.7	200.5	1,172.6	466.6
Share of profit of associates	221.9	241.5	608.2	557.0
Operating income - Property and Casualty Insurance and Reinsurance	1,424.4	745.9	4,260.1	2,457.1
Operating income - Life insurance and Run-off	33.0	56.1	42.7	162.6
Operating income - Non-insurance companies	125.9	125.6	162.2	160.2
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(7.9)	422.9	(595.3)	1,572.0
Net gains (losses) on investments	56.0	(457.5)	485.1	(2,069.4)
Gain on sale of insurance subsidiary	—	—	259.1	—
Interest expense	(124.8)	(114.4)	(379.5)	(327.1)
Corporate overhead and other	(15.3)	(19.1)	(29.4)	(78.2)
Earnings before income taxes	1,491.3	759.5	4,205.0	1,877.2
Provision for income taxes	(304.3)	(176.8)	(784.9)	(546.4)
Net earnings	1,187.0	582.7	3,420.1	1,330.8

Attributable to:
Shareholders of Fairfax	1,068.9	499.4	3,053.3	1,056.1
Non-controlling interests	118.1	83.3	366.8	274.7
	1,187.0	582.7	3,420.1	1,330.8

Net earnings per share	$45.62	$20.71	$129.91	$43.11
Net earnings per diluted share	$42.26	$19.31	$120.43	$40.23
Cash dividends paid per share	$—	$—	$10.00	$10.00

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit (loss), a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses.

	Third quarter
	2023				2022
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	186.4	667.6	78.6	932.6	246.2	160.7	61.9	468.8
Other insurance operating expenses	(66.2)	(73.3)	(44.3)	(183.8)	(70.4)	(60.1)	(34.4)	(164.9)
Discounting of losses and ceded losses on claims recorded in the period	(97.4)	(265.8)	(28.2)	(391.4)	(64.2)	(326.6)	(10.8)	(401.6)
Changes in the risk adjustment and other	5.2	(73.7)	2.7	(65.8)	(3.6)	86.6	(2.2)	80.8
Underwriting profit (loss)	28.0	254.8	8.8	291.6	108.0	(139.4)	14.5	(16.9)
Interest and dividends	120.8	299.7	33.2	453.7	63.2	114.9	22.4	200.5
Share of profit of associates	50.5	143.8	27.6	221.9	96.3	134.0	11.2	241.5
Adjusted operating income - Property and Casualty Insurance and Reinsurance	199.3	698.3	69.6	967.2	267.5	109.5	48.1	425.1

Combined ratios	98.3%	92.7%	98.5%	95.0%	93.2%	104.2%	96.9%	100.3%

	First nine months
	2023				2022
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	711.4	2,113.3	229.9	3,054.6	718.5	1,063.6	170.6	1,952.7
Other insurance operating expenses	(208.4)	(248.6)	(118.3)	(575.3)	(207.1)	(210.0)	(102.1)	(519.2)
Discounting of losses and ceded losses on claims recorded in the period	(295.3)	(1,065.4)	(59.2)	(1,419.9)	(144.1)	(691.4)	(54.4)	(889.9)
Changes in the risk adjustment and other	(4.0)	(112.3)	(0.2)	(116.5)	(30.9)	90.9	5.6	65.6
Underwriting profit	203.7	687.0	52.2	942.9	336.4	253.1	19.7	609.2
Interest and dividends	319.1	728.2	125.3	1,172.6	148.6	252.5	65.5	466.6
Share of profit of associates	142.8	370.2	95.2	608.2	189.6	334.1	33.3	557.0
Adjusted operating income - Property and Casualty Insurance and Reinsurance	665.6	1,785.4	272.7	2,723.7	674.6	839.7	118.5	1,632.8

Combined ratios	95.8%	93.2%	96.8%	94.3%	92.6%	97.3%	98.6%	96.0%
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in the third quarter and first nine months of 2023 of $463.8 and $1,101.9 or 98.9% and 56.4% was principally attributable to the Global Insurers and Reinsurers reporting segment, primarily reflecting lower current period catastrophe losses and increased business volumes, partially offset by a decrease in the North American Insurers reporting segment, principally reflecting increased current period catastrophe losses (primarily at Crum & Forster related to the Hawaii wildfires), as shown in the table below, which was partially offset by a greater benefit from discounting losses on claims in the period due to higher average discount rates, resulting in reduced losses on claims and recoveries of insurance service expense. The increase in the insurance service result in the first nine months of 2023 also reflected a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced losses on claims included within the insurance service result and recoveries of insurance service expenses in the consolidated statement of earnings.
The company's property and casualty insurance and reinsurance operations produced underwriting profits of $291.6 and $942.9 (combined ratios of 95.0% and 94.3%) in the third quarter and first nine months of 2023 compared to an underwriting loss of $16.9 and an underwriting profit of $609.2 (combined ratios of 100.3% and 96.0%) in the third quarter and first nine months of 2022, primarily reflecting the same factors as noted above for insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in the third quarter and first nine months of 2023.

The following table presents the components of the company's combined ratios, a performance measure of underwriting profit, for the three and nine months ended September 30, 2023 and 2022:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2023	2022	2023	2022
Underwriting profit (loss)	291.6	(16.9)	942.9	609.2

Losses on claims - accident year	66.2%	73.3%	65.4%	67.5%
Commissions	17.1%	16.6%	16.8%	16.6%
Underwriting expenses	12.7%	11.3%	13.1%	12.7%
Combined ratio - accident year	96.0%	101.2%	95.3%	96.8%
Net favourable reserve development	(1.0)%	(0.9)%	(1.0)%	(0.8)%
Combined ratio - calendar year	95.0%	100.3%	94.3%	96.0%

Net (favourable) adverse prior year reserve development, on an undiscounted basis, for the three and nine months ended September 30, 2023 and 2022 were comprised as follows:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2023	2022	2023	2022
North American Insurers	(31.3)	(20.4)	(78.4)	(52.9)
Global Insurers and Reinsurers	0.4	(0.4)	5.9	15.1
International Insurers and Reinsurers	(25.0)	(27.0)	(85.4)	(79.8)
Net favourable prior year reserve development	(55.9)	(47.8)	(157.9)	(117.6)
Current period catastrophe losses, on an undiscounted basis, for the three and nine months ended September 30, 2023 and 2022 were comprised as follows:

	Third quarter						First nine months
	2023			2022			2023			2022
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hawaii wildfires	180.3	3.1		—	—		180.3	1.1		—	—
Turkey earthquake	10.9	0.2		—	—		111.8	0.7		—	—
Hurricane Ian	—	—		560.6	10.5		—	—		560.6	3.7
France hailstorms	—	—		92.5	1.7		—	—		95.9	0.6
Australian floods	—	—		10.3	0.2		—	—		73.8	0.5
Other	197.5	3.4		139.9	2.6		423.3	2.5		368.2	2.4
Total catastrophe losses	388.7	6.7	points	803.3	15.0	points	715.4	4.3	points	1,098.5	7.2	points
(1)    Net of reinstatement premiums.
The commission expense ratio increased to 17.1% in the third quarter of 2023 from 16.6% in the third quarter of 2022, principally reflecting increases in the Global Insurers and Reinsurers reporting segment (primarily reflecting increased net average commissions at each operating company, principally due to changes in the mix of business written and Brit's agreement in the third quarter of 2022 on an endorsement to a loss portfolio transfer that had been completed in the fourth quarter of 2021 which had the effect of reducing Brit's commission ratio in the third quarter of 2022), partially offset by decreases in the North American Insurers reporting segment (primarily reflecting decreased average commissions in accident and health and commercial auto lines at Crum & Forster).
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three and nine months ended September 30, 2023 and 2022 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.
An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the three and nine months ended September 30, 2023 and 2022 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $1,068.9 (net earnings of $45.62 per basic share and $42.26 per diluted share) in the third quarter of 2023 and $3,053.3 (net earnings of $129.91 per basic share and $120.43 per diluted share) in the first nine months of 2023 compared to net earnings of $499.4 (net earnings of $20.71 per basic share and $19.31 per diluted share) in the third quarter of 2022 and $1,056.1 (net earnings of $43.11 per basic share and $40.23 per diluted share) in the first nine months of 2022. The improvement in profitability in the third quarter and first nine months of 2023 principally reflected increased insurance service result, net gains on investments compared to net losses on investments in the comparative periods, and increased interest and dividends, partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income in the comparative periods and higher provision for income taxes. The first nine months of 2023 also included a gain on sale of Ambridge by Brit of $259.1 and increased share of profit of associates.

Components of Net Earnings
Underwriting and Operating Income
Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life Insurance and Run-off and the operating income (loss) of the Non-insurance companies reporting segment, for the three and nine months ended September 30, 2023 and 2022. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the three and nine months ended September 30, 2023 and 2022 are provided in the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.

    North American Insurers

	Third quarter		First nine months
	2023	2022	2023	2022
Loss & LAE - accident year	68.9%	61.7%	65.4%	60.6%
Commissions	15.5%	16.6%	15.5%	16.4%
Underwriting expenses	15.8%	16.2%	16.5%	16.8%
Combined ratio - accident year	100.2%	94.5%	97.4%	93.8%
Net favourable reserve development	(1.9)%	(1.3)%	(1.6)%	(1.2)%
Combined ratio - calendar year	98.3%	93.2%	95.8%	92.6%

Gross premiums written	2,212.9	2,017.2	6,329.1	5,730.1
Net premiums written	1,807.3	1,731.8	5,155.0	4,936.0
Net insurance revenue	1,758.4	1,641.7	5,050.9	4,695.9

Insurance service result	186.4	246.2	711.4	718.5
Other insurance operating expenses	(66.2)	(70.4)	(208.4)	(207.1)
Discounting of losses and ceded losses on claims recorded in the period	(97.4)	(64.2)	(295.3)	(144.1)
Changes in the risk adjustment and other	5.2	(3.6)	(4.0)	(30.9)
Underwriting profit	28.0	108.0	203.7	336.4

North American Insurers reported an insurance service result of $186.4 and $711.4 in the third quarter and first nine months of 2023 compared to an insurance service result of $246.2 and $718.5 in the third quarter and first nine months of 2022. The decrease in the third quarter and first nine months of 2023 of $59.8 and $7.1 primarily reflected increased catastrophe losses (principally related to the Hawaii wildfires) and decreased current accident year underwriting margins at Crum & Forster, partially offset by increases at Northbridge (reflecting increased net favourable prior year reserve development in the third quarter and first nine months of 2023 and lower catastrophe losses in the first nine months of 2023, partially offset by increased severity in non-catastrophe property large losses) and an increased benefit at each of the companies within the North American Insurers reporting segment from discounting losses on claims in the period due to higher average discount rates, resulting in reduced losses on claims and recoveries of insurance service expenses.
North American Insurers produced underwriting profits of $28.0 and $203.7 and combined ratios of 98.3% and 95.8% in the third quarter and first nine months of 2023 compared to underwriting profits of $108.0 and $336.4 and combined ratios of 93.2% and 92.6% in the third quarter and first nine months of 2022. The decrease in underwriting profitability in the third quarter and first nine months of 2023 primarily reflected the same factors as noted above in insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in the third quarter and first nine months of 2023.
The commission expense ratio decreased to 15.5% in both the third quarter and first nine months of 2023 from 16.6% and 16.4% in the third quarter and first nine months of 2022, primarily reflecting decreased average commissions in accident and health and commercial auto lines at Crum & Forster.

The companies comprising the North American Insurers reporting segment had combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2023 and 2022 as set out in the following table:

	Combined ratios				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2023	2022	2023	2022	2023	2022	2023	2022
Northbridge	88.7%	90.3%	90.9%	88.3%	60.2	49.0	136.0	169.0
Crum & Forster	104.8%	94.7%	98.3%	94.6%	(45.8)	47.2	46.7	137.6
Zenith National	92.8%	93.8%	96.2%	94.5%	13.6	11.8	21.0	29.8
North American Insurers	98.3%	93.2%	95.8%	92.6%	28.0	108.0	203.7	336.4

Catastrophe losses in the North American Insurers reporting segment for the third quarters and first nine months of 2023 and 2022 are as set out in the following table:

	Third quarter						First nine months
	2023			2022			2023			2022
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hawaii wildfires	78.3	4.7		—	—		78.3	1.6		—	—
Hurricane Ian	—	—		17.0	1.1		—	—		17.0	0.4
Other	19.0	1.1		6.5	0.4		49.7	1.1		46.3	1.0
Total catastrophe losses	97.3	5.8	points	23.5	1.5	points	128.0	2.7	points	63.3	1.4	points
(1)    Net of reinstatement premiums.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the North American Insurers reporting segment for the third quarters and first nine months of 2023 and 2022 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Third quarter		First nine months		Third quarter		First nine months
	2023	2022	2023	2022	2023	2022	2023	2022
Northbridge	613.2	573.3	1,818.5	1,707.1	544.1	517.6	1,528.8	1,478.3
Crum & Forster	1,442.6	1,278.7	3,921.4	3,434.1	1,023.8	933.0	2,972.7	2,672.5
Zenith National	157.1	165.2	589.2	588.9	190.5	191.1	549.4	545.1
North American Insurers	2,212.9	2,017.2	6,329.1	5,730.1	1,758.4	1,641.7	5,050.9	4,695.9

Gross premiums written increased by 9.7% and 10.5% in the third quarter and first nine months of 2023 primarily reflecting increased business volumes at Crum & Forster (primarily surplus & specialty and accident and health lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers' compensation business, primarily at Zenith National, which continues to experience rate decreases.

Net premiums written increased by 4.4% in both the third quarter and first nine months of 2023 reflecting the growth in gross premiums written, partially offset by decreased net retention in certain accident and health lines of business and the effect of a fronting arrangement on Crum & Forster's pet business following the sale of Pet Insurance Group and Pethealth at Crum & Forster whereby no business was retained. Net insurance revenue increased by 7.1% and 7.6% in the third quarter and first nine months of 2023, principally reflecting the increase in net premiums written during 2023 and 2022.

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $769.8 in the first nine months of 2023 from $1,099.8 in the first nine months of 2022, primarily reflecting increased net claims paid and net taxes paid (principally taxes paid in the first nine months of 2023 at Crum & Forster relating to the sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth on October 31, 2022), partially offset by increased net premium collections and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment.

    Global Insurers and Reinsurers

	Third quarter		First nine months
	2023	2022	2023	2022
Loss & LAE - accident year	65.6%	80.0%	65.8%	71.1%
Commissions	17.3%	16.3%	17.0%	16.5%
Underwriting expenses	9.8%	7.9%	10.3%	9.5%
Combined ratio - accident year	92.7%	104.2%	93.1%	97.1%
Net adverse reserve development	—%	—%	0.1%	0.2%
Combined ratio - calendar year	92.7%	104.2%	93.2%	97.3%

Gross premiums written	4,168.6	4,103.4	13,329.4	12,798.0
Net premiums written	3,451.8	3,342.0	10,752.8	10,148.0
Net insurance revenue	3,338.8	3,005.6	9,487.7	8,663.2

Insurance service result	667.6	160.7	2,113.3	1,063.6
Other insurance operating expenses	(73.3)	(60.1)	(248.6)	(210.0)
Discounting of losses and ceded losses on claims recorded in the period	(265.8)	(326.6)	(1,065.4)	(691.4)
Changes in the risk adjustment and other	(73.7)	86.6	(112.3)	90.9
Underwriting profit (loss)	254.8	(139.4)	687.0	253.1

Global Insurers and Reinsurers insurance service result of $667.6 and $2,113.3 in the third quarter and first nine months of 2023 increased by $506.9 and $1,049.7 primarily reflecting decreased current period catastrophe losses at each of the companies within the Global Insurers and Reinsurers reporting segment (as set out in the table below) and growth in net insurance revenue at each operating company in the Global Insurers and Reinsurers reporting segment (including rate increases across many lines of business) relative to modest increases in underwriting expenses. The increase in the insurance service result in the first nine months of 2023 also reflected a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced losses on claims included within the insurance service result and recoveries of insurance service expenses in the consolidated statement of earnings.
Global Insurers and Reinsurers produced underwriting profits of $254.8 and $687.0 and combined ratios of 92.7% and 93.2% in the third quarter and first nine months of 2023 compared to an underwriting loss of $139.4 and an underwriting profit of $253.1 and combined ratios of 104.2% and 97.3% in the third quarter and first nine months of 2022. The increase in underwriting profitability in the third quarter and first nine months of 2023 principally reflected the same factors as noted above in insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in the third quarter and first nine months of 2023.
The commission expense ratio increased to 17.3% and 17.0% in the third quarter and first nine months of 2023 from 16.3% and 16.5% in the third quarter and first nine months of 2022, primarily reflecting increased net average commissions at each operating company in the Global Insurers and Reinsurers reporting segment, principally due to changes in the mix of business written, Brit's agreement in the third quarter of 2022 on an endorsement to a loss portfolio transfer that had been completed in the fourth quarter of 2021 which had the effect of reducing Brit's commission ratio in the third quarter of 2022 and Brit’s sale of Ambridge in May 2023 which had the effect of increasing Brit's commission ratio in the third quarter and first nine months of 2023.
The underwriting expense ratio increased to 9.8% and 10.3% in the third quarter and first nine months of 2023 from 7.9% and 9.5% in the third quarter and first nine months of 2022, primarily reflecting increased personnel costs at each of the companies in the Global Insurers and Reinsurers reporting segment as they continue to make investments to support the business growth.
The companies comprising the Global Insurers and Reinsurers reporting segment had combined ratios and underwriting results in the third quarters and first nine months of 2023 and 2022 as set out in the following table:

	Combined ratios				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2023	2022	2023	2022	2023	2022	2023	2022
Allied World	89.3%	90.2%	90.6%	91.5%	125.8	104.8	318.5	261.0
Odyssey Group	94.7%	107.8%	95.1%	99.1%	82.8	(117.4)	219.5	36.0
Brit	94.0%	117.4%	93.2%	102.2%	46.2	(126.8)	149.0	(43.9)
Global Insurers and Reinsurers	92.7%	104.2%	93.2%	97.3%	254.8	(139.4)	687.0	253.1

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2023 and 2022 are as set out in the following table:

	Third quarter						First nine months
	2023			2022			2023			2022
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Turkey earthquake	8.3	0.2		—	—		105.1	1.0		—	—
Hawaii wildfires	102.0	2.9		—	—		102.0	1.0		—	—
Hurricane Ian	—	—		543.6	16.5		—	—		543.6	5.9
France Hailstorms	—	—		92.5	2.8		—	—		95.9	1.0
Australian floods	—	—		10.3	0.3		—	—		73.8	0.8
Other(2)	152.4	4.4		116.9	3.6		337.2	3.4		246.2	2.7
Total catastrophe losses	262.7	7.5	points	763.3	23.2	points	544.3	5.4	points	959.5	10.4	points
(1)    Net of reinstatement premiums.
(2)    Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2023 and 2022 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Third quarter		First nine months		Third quarter		First nine months
	2023	2022	2023	2022	2023	2022	2023	2022
Allied World	1,623.2	1,524.8	5,379.0	5,065.9	1,224.2	1,133.5	3,598.1	3,266.7
Odyssey Group	1,621.9	1,617.6	5,018.0	4,793.8	1,379.5	1,305.1	3,887.9	3,679.7
Brit	923.5	961.0	2,932.4	2,938.3	735.1	567.0	2,001.7	1,716.8
Global Insurers and Reinsurers	4,168.6	4,103.4	13,329.4	12,798.0	3,338.8	3,005.6	9,487.7	8,663.2

Gross premiums written increased by 1.6% and 4.2% in the third quarter and first nine months of 2023, primarily reflecting increased business volumes at Allied World (primarily the Global Reinsurance segment across all major lines of business) and Odyssey Group (primarily relating to U.S. property reinsurance and U.S. casualty treaty) as a result of the continued favourable pricing environment in reinsurance, partially offset by modest decreases at Brit, primarily reflecting decreases in casualty lines of business.
Net premiums written increased by 3.3% in the third quarter of 2023, reflecting the growth in gross premiums written, and increased net retention at Allied World (primarily in global professional liability lines) and Odyssey Group (principally reduced catastrophe retro protection), partially offset by increased cessions at Brit, primarily reflecting returned premium following an agreement in the third quarter of 2022 on an endorsement to a loss portfolio transfer that had been completed in the fourth quarter of 2021. Net premiums written increased by 6.0% in the first nine months of 2023, primarily reflecting the same factors for the third quarter of 2023 with the exception of Brit, which in addition to the impact of the loss portfolio transfer had increased retention, primarily due to reduced use of catastrophe reinsurance commensurate with a reduction in its gross exposure.
Net insurance revenue increased by 11.1% and 9.5% in the third quarter and first nine months of 2023, principally reflecting the increase in net premiums written during 2023 and 2022.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $2,991.0 in the first nine months of 2023 from $2,877.9 in the first nine months of 2022, primarily reflecting increased net premium collections at Odyssey Group and Brit and increased interest and dividends received at each of the operating companies within the Global Insurers and Reinsurers reporting segment, partially offset by cash received on a portfolio transfer at Odyssey Group in the first nine months of 2022, increased net claims paid at each of the operating companies within the Global Insurers and Reinsurers reporting segment, and increased taxes paid at Odyssey Group.

During the first nine months of 2023 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $135.6 (2022 - $216.2) to non-controlling interests. On June 23, 2023 the company purchased shares of Allied World from minority shareholders for cash consideration of $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%.

International Insurers and Reinsurers

	Third quarter		First nine months
	2023	2022	2023	2022
Loss & LAE - accident year	62.1%	64.7%	63.0%	66.0%
Commissions	20.5%	18.3%	19.2%	18.2%
Underwriting expenses	20.1%	19.8%	19.8%	20.3%
Combined ratio - accident year	102.7%	102.8%	102.0%	104.5%
Net favourable reserve development	(4.2)%	(5.9)%	(5.2)%	(5.9)%
Combined ratio - calendar year	98.5%	96.9%	96.8%	98.6%

Gross premiums written	848.1	762.9	2,652.5	2,231.1
Net premiums written	578.8	499.3	1,683.9	1,445.0
Net insurance revenue	598.2	472.0	1,632.0	1,429.3

Insurance service result	78.6	61.9	229.9	170.6
Other insurance operating expenses	(44.3)	(34.4)	(118.3)	(102.1)
Discounting of losses and ceded losses on claims recorded in the period	(28.2)	(10.8)	(59.2)	(54.4)
Changes in the risk adjustment and other	2.7	(2.2)	(0.2)	5.6
Underwriting profit	8.8	14.5	52.2	19.7
International Insurers and Reinsurers reporting segment's insurance service result of $78.6 in the third quarter of 2023 increased by $16.7, primarily reflecting increases at Group Re (principally lower losses on claims, partially offset by higher commissions), Fairfax Latin America (principally increased net benefit from discounting losses on claims and the absence of catastrophe losses at Fairfax Brasil compared to catastrophe losses in Fairfax Brasil's agricultural business line in the third quarter of 2022) and Bryte Insurance (principally higher net insurance revenue and lower losses on claims, partially offset by lower net favourable prior year reserve development), partially offset by a decrease at Eurolife General (principally losses from wildfires and Storm Daniel in Greece). The insurance service result of $229.9 in the first nine months of 2023 increased by $59.3, primarily reflecting increases at Fairfax Latin America (principally related to the same factors as noted for the third quarter of 2023, partially offset by a reduction in the net benefit from discounting losses on claims at Fairfax Brasil), Group Re (principally net favourable prior year reserve development, partially offset by higher commissions) and Bryte Insurance (principally the absence of catastrophe losses compared to catastrophe losses due to flooding in the KwaZulu-Natal province of South Africa in the first nine months of 2022), partially offset by decreases at Fairfax Asia (principally lower net favourable prior year reserve development, partially offset by a more modest increase in expenses relative to the increase in insurance revenue) and Eurolife General (principally related to the same factors as noted for the third quarter of 2023).
International Insurers and Reinsurers reporting segment produced underwriting profits of $8.8 and $52.2 and combined ratios of 98.5% and 96.8% in the third quarter and first nine months of 2023 compared to underwriting profits of $14.5 and $19.7 and combined ratios of 96.9% and 98.6% in the third quarter and first nine months of 2022. The increase in underwriting profit in the first nine months of 2023 principally reflected the same factors that impacted insurance service result as described above (except for the net benefit from discounting losses on claims which improved the insurance service result for most operating companies in the International Insurers and Reinsurers reporting segment in the first nine months of 2023), partially offset by decreased underwriting profit at Fairfax Central and Eastern Europe (primarily a higher loss ratio).
The commission expense ratio of 20.5% and 19.2% in the third quarter and first nine months of 2023 increased from 18.3% and 18.2% in the third quarter and first nine months of 2022, primarily reflecting higher commission expense at Group Re and Fairfax Latin America.
The underwriting expense ratio of 20.1% in the third quarter of 2023 was comparable to the 19.8% in the third quarter of 2022, and the underwriting expense ratio in the first nine months of 2023 improved to 19.8% from 20.3% in the first nine months of 2022, primarily reflecting increased net insurance revenue relative to modest increases in other underwriting expenses at Fairfax Asia.

The operating companies comprising the International Insurers and Reinsurers reporting segment had combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2023 and 2022 as set out in the following table:

	Combined ratios				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2023	2022	2023	2022	2023	2022	2023	2022
Group Re	92.8%	99.9%	95.6%	97.1%	7.8	0.2	15.2	8.8
Bryte Insurance	98.1%	96.0%	98.3%	102.9%	1.4	2.7	3.7	(6.1)
Fairfax Asia	93.7%	90.2%	94.8%	90.8%	8.7	7.6	16.6	20.0
Fairfax Latin America	94.2%	100.3%	94.6%	111.6%	6.4	(0.4)	16.3	(30.1)
Fairfax Central and Eastern Europe	97.7%	95.1%	95.7%	92.0%	3.3	5.4	17.3	26.5
Eurolife General	212.5%	107.0%	134.7%	98.5%	(18.8)	(1.0)	(16.9)	0.6
International Insurers and Reinsurers	98.5%	96.9%	96.8%	98.6%	8.8	14.5	52.2	19.7

Gross premiums written on a third party basis and net insurance revenue for each operating company in the International Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2023 and 2022 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Third quarter		First nine months		Third quarter		First nine months
	2023	2022	2023	2022	2023	2022	2023	2022
Group Re	46.5	38.8	129.7	102.6	103.1	97.2	309.7	266.2
Bryte Insurance	103.3	91.3	313.2	299.5	75.6	64.1	223.2	225.3
Fairfax Asia	174.4	185.4	736.5	568.9	123.9	60.2	284.2	193.2
Fairfax Latin America	343.3	303.5	913.9	821.6	137.1	128.1	374.3	367.8
Fairfax Central and Eastern Europe	158.0	125.0	491.7	380.7	138.5	103.9	381.1	317.6
Eurolife General	22.6	18.9	67.5	57.8	20.0	18.5	59.5	59.2
International Insurers and Reinsurers	848.1	762.9	2,652.5	2,231.1	598.2	472.0	1,632.0	1,429.3
Gross premiums written increased by 11.2% in the third quarter of 2023, principally reflecting increases across all operating companies within the International Insurers and Reinsurers reporting segment, other than at Fairfax Asia (primarily at Singapore Re due to non-renewal of certain fronting business). Gross premiums written increased by 18.9% in the first nine months of 2023, principally reflecting increases at Fairfax Asia (primarily at Singapore Re due to increases in renewals, rate increases and new business, and at Pacific Insurance across its property, marine, engineering and accident lines) and Fairfax Central and Eastern Europe (primarily at Polish Re across its property and agricultural lines of business and at Colonnade Insurance across its property, casualty and accident and health lines of business).
Net premiums written increased by 15.9% and 16.5% in the third quarter and first nine months of 2023 consistent with the growth in gross premiums written. Net insurance revenue increased by 26.7% and 14.2% in the third quarter and first nine months of 2023, principally reflecting the earning of net premiums written during 2022 and 2023.

    Life Insurance and Run-off

	Third quarter
	2023			2022
	Eurolife	Run-off	Total	Eurolife	Run-off	Total
Net premiums written	40.8	0.4	41.2	37.9	0.2	38.1

Insurance revenue	25.4	3.9	29.3	25.8	5.5	31.3
Insurance service expenses	(21.6)	5.2	(16.4)	(28.7)	2.8	(25.9)
Net reinsurance result	(0.3)	(2.8)	(3.1)	(0.6)	(0.7)	(1.3)
Insurance service result	3.5	6.3	9.8	(3.5)	7.6	4.1

	First nine months
	2023			2022
	Eurolife	Run-off	Total	Eurolife	Run-off	Total
Net premiums written	136.8	13.6	150.4	129.4	0.5	129.9

Insurance revenue	84.9	24.6	109.5	85.4	16.3	101.7
Insurance service expenses	(68.8)	(76.8)	(145.6)	(80.7)	9.9	(70.8)
Net reinsurance result	(1.7)	23.6	21.9	(0.7)	0.2	(0.5)
Insurance service result	14.4	(28.6)	(14.2)	4.0	26.4	30.4
Eurolife primarily underwrites traditional life insurance policies (endowments, deferred annuities, whole life and term life), group benefits including retirement benefits, and accident and health insurance policies. Eurolife's insurance revenue of $84.9 in the first nine months of 2023 primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies. Eurolife's insurance service expenses of $68.8 in the first nine months of 2023 primarily consisted of net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off manages the company's run-off businesses in the U.S and continues to manage essentially all of the company's latent reserves. Run-off's insurance service expenses of $76.8 in the first nine months of 2023 included net adverse prior year reserve development of $73.8 on an undiscounted basis primarily related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs.

    Non-insurance companies

	Third quarter
	2023					2022
	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total(2)	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total(2)
Revenue	451.1	65.8	246.9	980.7	1,744.5	453.8	53.3	165.4	725.1	1,397.6
Expenses	(420.0)	(62.2)	(235.6)	(919.3)	(1,637.1)	(415.6)	(53.3)	(163.8)	(681.4)	(1,314.1)
Pre-tax income before interest expense and other	31.1	3.6	11.3	61.4	107.4	38.2	—	1.6	43.7	83.5
Interest and dividends	2.4	(21.6)	—	0.4	(18.8)	2.4	(6.5)	—	0.4	(3.7)
Share of profit (loss) of associates	—	37.1	(0.3)	0.5	37.3	—	45.0	0.1	0.7	45.8
Operating income	33.5	19.1	11.0	62.3	125.9	40.6	38.5	1.7	44.8	125.6

	First nine months
	2023					2022
	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total(2)	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total(2)
Revenue	1,299.4	200.2	685.4	2,677.5	4,862.5	1,270.6	160.4	378.1	2,104.0	3,913.1
Expenses	(1,221.7)	(195.0)	(661.2)	(2,713.1)	(4,791.0)	(1,175.4)	(152.6)	(376.4)	(2,194.0)	(3,898.4)
Pre-tax income (loss) before interest expense and other	77.7	5.2	24.2	(35.6)	71.5	95.2	7.8	1.7	(90.0)	14.7
Interest and dividends	7.3	(51.4)	—	1.1	(43.0)	7.2	34.1	—	(5.0)	36.3
Share of profit (loss) of associates	—	133.1	(0.4)	1.0	133.7	—	107.2	0.3	1.7	109.2
Operating income (loss)	85.0	86.9	23.8	(33.5)	162.2	102.4	149.1	2.0	(93.3)	160.2
(1)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022).
(2)    Amounts as presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.

Restaurants and retail
The increase in revenue and expenses of Restaurants and retail in the first nine months of 2023 primarily reflected higher business volumes at Recipe principally due to the absence of COVID-19 related restrictions in the first nine months of 2023 compared to the first nine months of 2022. The increase in revenue in the first nine months of 2023 also reflected higher menu prices due to inflationary pressures. The increase in expenses in the first nine months of 2023 also reflected higher costs of sales relating to food inflation and compensation expense at Recipe which negatively impacted pre-tax income before interest expense and other year-over-year.
Fairfax India
The increase in revenue and expenses of Fairfax India in the third quarter and first nine months of 2023 primarily reflected the consolidation of Maxop by Fairfax India during 2022, partially offset by decreased revenue and expenses at Fairchem Organics principally due to lower costs of sales and a corresponding decrease in sales prices.
Interest and dividends included the impact of Fairfax India’s performance fees to Fairfax which was an accrual of $20.4 and $41.5 in the third quarter and first nine months of 2023 compared to an accrual of $4.8 and a reversal of $45.3 in the third quarter and first nine months of 2022. The period from January 1, 2021 to December 31, 2023 (the "third calculation period") is the next consecutive three-year period after December 31, 2020 for which a performance fee will be accrued, and if applicable, will be settled within the first half of 2024. The performance fees are intercompany transactions that are eliminated on consolidation.
Thomas Cook India
The increase in revenue and expenses of Thomas Cook India in the third quarter and first nine months of 2023 primarily reflected higher business volumes in all segments resulting from increased domestic and international travel as the hospitality industry has continued to show significant recovery in 2023.
Other
The increase in revenue and expenses of Other in the third quarter and first nine months of 2023 primarily reflected higher business volumes at Boat Rocker and Dexterra Group and the consolidation of Grivalia Hospitality (on July 5, 2022), partially offset by the deconsolidation of Pethealth (deconsolidated on October 31, 2022) and a non-cash impairment charge related to the company's investment in Farmers Edge in the first nine months of 2022. The increase in revenue and expenses of Other in the first nine months of 2023 also reflected higher business volume at AGT.

    Investments
Refer to the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2023 and 2022 were comprised as follows:

	Third quarter
	2023			2022
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Common stocks(1)	(0.8)	100.3	99.5	167.6	(253.5)	(85.9)
Bonds and preferred stock - convertible	—	17.5	17.5	—	(26.3)	(26.3)
Other equity derivatives(2)(3)	84.0	87.6	171.6	54.8	(140.3)	(85.5)
Disposition of non-insurance associates	(15.3)	—	(15.3)	42.9	—	42.9
Long equity exposures and financial effects	67.9	205.4	273.3	265.3	(420.1)	(154.8)

Bonds	(84.7)	(111.9)	(196.6)	(92.1)	(210.0)	(302.1)
U.S. treasury bond forward contracts	(28.8)	28.7	(0.1)	34.7	25.0	59.7
Total bonds	(113.5)	(83.2)	(196.7)	(57.4)	(185.0)	(242.4)

Foreign currency	(16.6)	(9.0)	(25.6)	108.4	(141.9)	(33.5)
Other	8.7	(3.7)	5.0	(51.7)	24.9	(26.8)

Net gains (losses) on investments	(53.5)	109.5	56.0	264.6	(722.1)	(457.5)

	First nine months
	2023			2022
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Common stocks(1)	9.5	432.7	442.2	251.6	(744.3)	(492.7)
Bonds and preferred stocks - convertible	—	76.4	76.4	11.7	(226.4)	(214.7)
Other equity derivatives(2)(3)(4)	107.8	179.7	287.5	222.8	(330.9)	(108.1)
Disposition of non-insurance associates	44.4	—	44.4	45.2	—	45.2
Other	(3.1)	—	(3.1)	4.6	—	4.6
Long equity exposures and financial effects	158.6	688.8	847.4	535.9	(1,301.6)	(765.7)

Bonds	(442.6)	232.5	(210.1)	(135.1)	(1,174.5)	(1,309.6)
U.S. treasury bond forward contracts	(75.3)	2.4	(72.9)	134.9	24.8	159.7
Total bonds	(517.9)	234.9	(283.0)	(0.2)	(1,149.7)	(1,149.9)

Foreign currency	(101.4)	30.2	(71.2)	312.0	(377.9)	(65.9)
Other	(20.6)	12.5	(8.1)	(41.0)	(46.9)	(87.9)

Net gains (losses) on investments	(481.3)	966.4	485.1	806.7	(2,876.1)	(2,069.4)

(1)    On August 31, 2022 Stelco Holdings Inc. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company's ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco resulting in unrealized gains of $151.9 being reclassified to realized in the third quarter and first nine months of 2022 with a net impact of nil in the consolidated statement of earnings.
(2)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(3)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(4)    On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants.

Long equity exposure and financial effects: During the third quarter and first nine months of 2023 the company's long equity exposures produced net gains of $273.3 and $847.4 compared to the third quarter and first nine months of 2022 long equity exposures that produced net losses of $154.8 and $765.7. Net gains on long equity exposures of $273.3 in the third quarter of 2023 were primarily comprised of net gains on other equity derivatives ($171.6, principally reflecting net gains of $162.0 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares) and common stocks ($99.5). Net gains on long equity exposures of $847.4 in the first nine months of 2023 were primarily comprised of net gains on common stocks ($442.2), other equity derivatives ($287.5, principally reflecting net gains of $446.7 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares), convertible bonds and preferred stocks ($76.4) and realized gains on the disposition of Resolute ($44.2).

Net losses on long equity exposures of $154.8 in the third quarter of 2022 were primarily comprised of net losses on common stocks ($85.9) and long equity total return swaps ($81.6), partially offset by net gains on the AVLNs entered with RiverStone Barbados ($57.8). Net losses on long equity exposures of $765.7 in the first nine months of 2022 were primarily comprised of net losses on common stocks ($492.7), convertible bonds and preferred stocks ($214.7) and the AVLNs entered with RiverStone Barbados ($146.9), partially offset by net gains on long equity total return swaps ($98.3).
Bonds: Net losses on bonds of $196.7 in the third quarter of 2023 (2022 - $242.4) were primarily comprised of net losses on U.S. treasury bonds ($169.0). Net losses on bonds of $283.0 in the first nine months of 2023 (2022 - $1,149.9) were primarily comprised of net losses on U.S. treasury bonds ($271.0) and the company's investment in U.S. treasury bond forward contracts that produced net losses of $72.9 in the first nine months of 2023 (2022 - net gains of $159.7), partially offset by net gains on Brazil government bonds ($36.8) and corporate and other bonds ($26.7).
Foreign currency: Net losses on foreign currency in the third quarter and first nine months of 2023 of $25.6 and $71.2 (2022 - $33.5 and $65.9) were comprised of net losses on underwriting activities of $7.8 and $64.1 and foreign currency net losses on investing activities of $58.8 and $7.6, partially offset by net gains on foreign currency contracts of $41.0 and $0.5.
Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and nine months ended September 30, 2023 and 2022 was comprised as follows:

	Third quarter		First nine months
	2023	2022	2023	2022
Interest expense on borrowings:
Holding company	65.8	65.7	200.0	188.1
Insurance and reinsurance companies	14.9	14.2	45.1	44.5
Non-insurance companies(1)	32.0	23.2	96.7	59.4
	112.7	103.1	341.8	292.0
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.6	3.3	10.8	10.4
Non-insurance companies	8.5	8.0	26.9	24.7
	12.1	11.3	37.7	35.1

Interest expense	124.8	114.4	379.5	327.1
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the first nine months of 2023 principally reflected the issuance in August 2022 of the $750.0 principal amount of 5.625% unsecured senior notes due 2032.
The increase in interest expense on borrowings at the non-insurance companies in the third quarter and first nine months of 2023 principally reflected increased borrowings at Recipe as part of the privatization transaction on October 28, 2022 and at AGT, movements of certain redemption liabilities primarily at Boat Rocker and higher interest rates on credit facilities across a number of non-insurance companies.
Interest expense by reporting segment is set out in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	Third quarter		First nine months
	2023	2022	2023	2022
Fairfax corporate overhead	41.7	39.8	160.4	121.4
Subsidiary holding companies' corporate overhead	10.9	13.0	43.0	40.0
Subsidiary holding companies' non-cash intangible asset amortization and goodwill impairment charges(1)	22.9	22.7	68.6	68.6
Corporate and other expenses(2)	75.5	75.5	272.0	230.0
Holding company interest and dividends	12.4	2.6	17.9	(16.2)
Holding company share of profit of associates	(12.1)	(12.6)	(89.2)	(61.9)
Investment management and administration fees and other income(3)	(60.5)	(46.4)	(171.3)	(73.7)
	15.3	19.1	29.4	78.2
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    Presented as Corporate and other expenses in the consolidated statement of earnings, and as Corporate overhead and other in note 16 (Segmented Information), to the interim consolidated financial statements for the three and nine months ended September 30, 2023.
(3)    Presented as a consolidation elimination in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.
Fairfax corporate overhead increased to $41.7 and $160.4 in the third quarter and first nine months of 2023 from $39.8 and $121.4 in the third quarter and first nine months of 2022, primarily reflecting higher employee compensation expenses and higher consulting fees. The increase in the first nine months of 2023 also reflected increases in charitable donations.
Investment management and administration fees and other income of $60.5 and $171.3 in the third quarter and first nine months of 2023 (2022 - $46.4 and $73.7) included the impact of Fairfax India’s performance fees to Fairfax which were an accrual of fee income of $20.4 and $41.5 in the third quarter and first nine months of 2023 compared to an accrual of fee income of $4.8 in the third quarter of 2022 and a reversal of fee income accrual of $45.3 in the first nine months of 2022.
Excluding the impact of Fairfax India’s performance fees, investment management and administration fees and other income was $40.1 and $129.8 in the third quarter and first nine months of 2023 compared to $41.6 and $119.0 in the third quarter and first nine months of 2022, primarily reflecting increased fees earned by Hamblin Watsa in the first nine months of 2023 due to the growth in the underlying investment portfolio that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.
Interest and dividends, share of profit of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the third quarters and first nine months of 2023 and 2022 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.

Segmented Balance Sheet
The company's segmented balance sheets as at September 30, 2023 and December 31, 2022 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	September 30, 2023					December 31, 2022
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	256.8	—	—	973.8	1,230.6	316.6	—	—	1,029.2	1,345.8
Insurance contract receivables	852.3	10.2	—	—	862.5	636.2	12.7	—	—	648.9
Portfolio investments(1)	53,987.3	4,052.3	2,135.5	(1,066.7)	59,108.4	49,038.9	4,275.5	2,119.3	(1,109.0)	54,324.7
Insurance contract assets	45.6	—	—	(45.6)	—	46.4	—	—	(46.4)	—
Reinsurance contract assets held	10,299.2	394.5	—	(980.4)	9,713.3	10,348.5	413.2	—	(1,070.2)	9,691.5
Deferred income tax assets	(120.0)	0.8	50.6	210.8	142.2	(40.6)	(6.4)	54.5	129.8	137.3
Goodwill and intangible assets	3,317.6	6.8	2,161.1	0.4	5,485.9	3,396.8	7.5	2,284.4	0.3	5,689.0
Due from affiliates	214.1	368.3	—	(582.4)	—	206.3	364.1	—	(570.4)	—
Other assets	2,132.2	1,084.9	4,309.2	269.6	7,795.9	1,673.7	832.5	4,153.2	321.9	6,981.3
Investments in Fairfax insurance and reinsurance affiliates(2)	167.1	29.3	—	(196.4)	—	167.1	29.3	—	(196.4)	—
Total assets	71,152.2	5,947.1	8,656.4	(1,416.9)	84,338.8	65,789.9	5,928.4	8,611.4	(1,511.2)	78,818.5

Liabilities
Accounts payable and accrued liabilities	2,313.3	274.1	2,436.4	374.8	5,398.6	1,901.8	257.6	2,430.7	216.5	4,806.6
Derivative obligations	215.2	6.9	56.5	55.9	334.5	113.5	—	58.2	19.3	191.0
Deferred income tax liabilities	645.7	62.0	263.0	192.1	1,162.8	516.7	43.2	252.4	55.7	868.0
Insurance contract payable	788.4	609.5	—	—	1,397.9	785.4	617.3	—	—	1,402.7
Insurance contract liabilities	38,940.8	3,858.3	—	(983.6)	41,815.5	36,967.8	4,009.2	—	(1,070.4)	39,906.6
Reinsurance contract liabilities held	41.2	0.5	—	(41.7)	—	37.6	(0.2)	—	(37.4)	—
Due to affiliates	9.3	—	129.8	(139.1)	—	17.1	0.4	82.4	(99.9)	—
Borrowings - holding company and insurance and reinsurance companies	725.4	—	—	5,867.7	6,593.1	733.4	—	—	5,887.6	6,621.0
Borrowings - non-insurance companies	—	—	2,031.9	7.0	2,038.9	—	—	1,996.9	7.0	2,003.9
Total liabilities	43,679.3	4,811.3	4,917.6	5,333.1	58,741.3	41,073.3	4,927.5	4,820.6	4,978.4	55,799.8

Equity
Shareholders' equity attributable to shareholders of Fairfax	25,081.1	1,135.8	2,130.7	(6,750.0)	21,597.6	22,504.1	1,000.9	2,100.4	(6,489.6)	19,115.8
Non-controlling interests	2,391.8	—	1,608.1	—	3,999.9	2,212.5	—	1,690.4	—	3,902.9
Total equity	27,472.9	1,135.8	3,738.8	(6,750.0)	25,597.5	24,716.6	1,000.9	3,790.8	(6,489.6)	23,018.7
Total liabilities and total equity	71,152.2	5,947.1	8,656.4	(1,416.9)	84,338.8	65,789.9	5,928.4	8,611.4	(1,511.2)	78,818.5

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2023 compared to those identified at December 31, 2022 and disclosed in the company’s 2022 Annual Report, other than as described in note 15 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2023.
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and nine months ended September 30, 2023, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the nine months ended September 30, 2023 and 2022
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $4,083.1 in 2023 from $3,678.3 in 2022, principally reflecting higher net premium collections and higher interest and dividends received, partially offset by higher net paid losses and higher income taxes paid.
Investing activities for the nine months ended September 30, 2023 and 2022
Sales of investments in associates of $832.2 in 2023 primarily reflected proceeds from the sale of the company's investment in Resolute for cash consideration of $622.5 ($20.50 per Resolute common share).
Purchases of investments in associates of $324.7 in 2023 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of $78.7, purchases of certain securities held through AVLNs entered with RiverStone Barbados, and an additional investment in Bangalore Airport by Fairfax India for cash consideration of $75.0. Purchases of investments in associates of $270.6 in 2022 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3.
Purchases of subsidiaries, net of cash acquired of $216.0 in 2022 primarily reflected the acquisition of Grivalia Hospitality for cash consideration of $194.6, net of cash on Grivalia Hospitality's acquisition date balance sheet of $56.6.
Proceeds from sale of insurance subsidiaries, net of cash divested, of $128.7 in 2023 primarily reflected Brit's sale of Ambridge.
Financing activities for the nine months ended September 30, 2023 and 2022
Proceeds from borrowings - holding company and insurance and reinsurance companies of $743.4 in 2022 principally reflected net proceeds from the issuance of $750.0 principal amount of 5.625% unsecured senior notes due 2032.
Net borrowings on the holding company revolving credit facility of $100.0 in 2022 principally reflected added interim liquidity to support growth in the insurance and reinsurance companies in a favourable pricing environment.
Purchases of subsidiary shares from non-controlling interests of $133.5 in 2023 primarily reflected the company's purchase of Allied World shares from minority shareholders for cash consideration of $30.6 and purchases of common shares under normal course issuer bids by Fairfax India.
Purchases of subsidiary shares from non-controlling interests of $792.8 in 2022 primarily reflected the company's purchase of Allied World shares from minority shareholders for cash consideration of $650.0, purchases of common shares of Fairfax India from non-controlling interests, and purchases of common shares under normal course issuer bids by Fairfax India.
Holding company
Holding company cash and investments at September 30, 2023 was $1,230.6 ($1,174.6 net of $56.0 of holding company derivative obligations) compared to $1,345.8 ($1,326.4 net of $19.4 of holding company derivative obligations) at December 31, 2022.
Significant cash and investment transactions during the first nine months of 2023 included the payment of common and preferred share dividends of $282.1, purchases of 257,589 subordinate voting shares for cancellation for cash consideration of $179.8, capital contributions to U.S. Run-off of $85.0 and purchases of Allied World shares from minority shareholders for cash consideration of $30.6, partially offset by dividends received from the insurance and reinsurance companies of $407.9 (inclusive of a special dividend of $275.0 paid by Brit to the holding company as a result of Brit's receipt of the net proceeds from its sale of Ambridge, its Managing General Underwriter operations).
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at September 30, 2023 of $1,174.6 provides adequate liquidity to meet the holding company’s remaining known commitments in 2023. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.
The holding company’s known significant commitments for the remainder of 2023 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, other investment related activities and the anticipated acquisition of an additional interest in Gulf Insurance. The company may also in 2023 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets.
Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company, through financial instruments referred to as AVLNs, has guaranteed the value of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, of which $352.3 remain held at September 30, 2023 and are required to be purchased or sold prior to the end of 2023.
Insurance and reinsurance companies
During the first nine months of 2023 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $2,995.4 primarily due to deployment of cash and re-investments of net proceeds on sales and maturities of U.S. treasury short term investments into certain corporate and other bonds and other government bonds, and net purchases of first mortgage loans.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at September 30, 2023 was $20,262.1 or $876.55 per basic share compared to $17,780.3 or $762.28 per basic share at December 31, 2022, representing an increase per basic share in the first nine months of 2023 of 15.0% (an increase of 16.4% adjusted for the $10.00 per common share dividend paid in the first quarter of 2023). During the first nine months of 2023 the number of basic shares decreased primarily as a result of purchases of 257,589 subordinate voting shares for cancellation, partially offset by net share-based payment awards of 48,122 subordinate voting shares from treasury. At September 30, 2023 there were 23,115,838 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and certain consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at September 30, 2023 was $600.9 (December 31, 2022 - $310.0).

	September 30, 2023			December 31, 2022
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	1,844.6	1,801.7	42.9	1,344.5	1,507.6	(163.1)
Poseidon (formerly Atlas)(2)	2,046.3	1,673.2	373.1	1,864.7	1,506.3	358.4
Quess	257.9	480.9	(223.0)	222.2	447.1	(224.9)
All other	1,770.5	1,679.9	90.6	2,252.9	1,957.0	295.9
	5,919.3	5,635.7	283.6	5,684.3	5,418.0	266.3

Non-insurance companies(3):
Fairfax India	625.6	532.6	93.0	585.3	517.0	68.3
Thomas Cook India	491.1	216.9	274.2	292.8	214.0	78.8
Other(4)	162.8	212.7	(49.9)	174.8	278.2	(103.4)
	1,279.5	962.2	317.3	1,052.9	1,009.2	43.7
	7,198.8	6,597.9	600.9	6,737.2	6,427.2	310.0

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2023, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)    On March 28, 2023 Poseidon was privatized and as a result the company estimated the fair value of its interest in Poseidon at September 30, 2023 to be $2,046.3 based on the cash purchase price of $15.50 per Atlas Corp common share pursuant to the transaction described in note 6 (Investments in Associates) to the company's interim consolidated financial statements for the three and nine months ended September 30, 2023.
(3)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and nine months ended September 30, 2023, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements.
(4)    Comprised of Dexterra Group, Boat Rocker and Farmers Edge.

Normal course issuer bid
Following the expiry on September 29, 2023 of its then current normal course issuer bid, on September 30, 2023 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2024, to acquire up to 2,341,564 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Accounting and Disclosure Matters
Internal Control Over Financial Reporting
As a result of the adoption of IFRS 17 on January 1, 2023, the company revised certain of its internal controls over financial reporting at its insurance and reinsurance subsidiaries and at the holding company. These significant changes to internal controls were principally for implementation governance and for controls over the initial implementation of IFRS 17 and the ongoing controls in the company’s actuarial and financial reporting processes, including the adoption of IFRS 17 accounting policies and significant judgments and estimates, the use of new information technology systems and the reconciliation of financial data between IFRS 4 and IFRS 17.
Adoption of IFRS 17 Insurance Contracts
The company's adoption of IFRS 17 on January 1, 2023 is described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2023. The supplemental financial information below summarizes the reclassification and measurement adjustments applied to the restated consolidated balance sheets as at January 1, 2022 and December 31, 2022, and to the restated consolidated statement of earnings for the nine months ended September 30, 2022.

INFORMATION ON CONSOLIDATED BALANCE SHEET as at January 1, 2022 (US$ millions)
Financial statement line under IFRS 4	Notes	As previously reported	Reclassification adjustments	Measurement adjustments	Restated	Financial statement line under IFRS 17
Assets						Assets
Holding company cash and investments		1,478.3	—	—	1,478.3	Holding company cash and investments
Insurance contract receivables	1	6,883.2	(6,324.9)	91.8	650.1	Insurance contract receivables
Deferred premium acquisition costs	2	1,924.1	(1,924.1)	—	—
Recoverable from reinsurers	3	12,090.5	(2,566.2)	368.8	9,893.1	Reinsurance contract assets held
Deferred income tax assets		522.4	—	(73.3)	449.1	Deferred income tax assets
All other assets		63,746.9	(64.6)	(28.5)	63,653.8	All other assets
Total assets		86,645.4	(10,879.8)	358.8	76,124.4	Total assets

Liabilities						Liabilities
Deferred income tax liabilities		598.8	—	(12.3)	586.5	Deferred income tax liabilities
Insurance contract payables	3, 4	4,493.5	(2,444.8)	(222.7)	1,826.0	Insurance contract payables
Insurance contract liabilities	1, 2, 4	47,346.5	(8,062.3)	458.0	39,742.2	Insurance contract liabilities
All other liabilities		12,891.3	(372.7)	(25.1)	12,493.5	All other liabilities
Total liabilities		65,330.1	(10,879.8)	197.9	54,648.2	Total liabilities

Equity						Equity
Common shareholders' equity	See table below	15,049.6	—	150.2	15,199.8	Common shareholders' equity
Preferred stock		1,335.5	—	—	1,335.5	Preferred stock
Shareholders' equity attributable to shareholders of Fairfax		16,385.1	—	150.2	16,535.3	Shareholders' equity attributable to shareholders of Fairfax
Non-controlling interests		4,930.2	—	10.7	4,940.9	Non-controlling interests
Total equity		21,315.3	—	160.9	21,476.2	Total equity
		86,645.4	(10,879.8)	358.8	76,124.4

Book value per basic share		$630.60		$6.29	$636.89

INFORMATION ON CONSOLIDATED BALANCE SHEET as at December 31, 2022 (US$ millions)
Financial statement line under IFRS 4	Notes	As previously reported	Reclassification adjustments	Measurement adjustments	Restated	Financial statement line under IFRS 17
Assets						Assets
Holding company cash and investments		1,345.8	—	—	1,345.8	Holding company cash and investments
Insurance contract receivables	1	7,907.5	(7,214.0)	(44.6)	648.9	Insurance contract receivables
Deferred premium acquisition costs	2	2,170.3	(2,170.3)	—	—
Recoverable from reinsurers	3	13,115.8	(3,045.6)	(378.7)	9,691.5	Reinsurance contract assets held
Deferred income tax assets		492.1	—	(354.8)	137.3	Deferred income tax assets
All other assets		67,093.6	(75.2)	(23.4)	66,995.0	All other assets
Total assets		92,125.1	(12,505.1)	(801.5)	78,818.5	Total assets

Liabilities						Liabilities
Deferred income tax liabilities		496.7	—	371.3	868.0	Deferred income tax liabilities
Insurance contract payables	3, 4	5,061.9	(3,561.6)	(97.6)	1,402.7	Insurance contract payables
Insurance contract liabilities	1, 2, 4	52,199.6	(8,565.2)	(3,727.8)	39,906.6	Insurance contract liabilities
All other liabilities		14,031.1	(378.3)	(30.3)	13,622.5	All other liabilities
Total liabilities		71,789.3	(12,505.1)	(3,484.4)	55,799.8	Total liabilities

Equity						Equity
Common shareholders' equity	See table below	15,340.7	—	2,439.6	17,780.3	Common shareholders' equity
Preferred stock		1,335.5	—	—	1,335.5	Preferred stock
Shareholders' equity attributable to shareholders of Fairfax		16,676.2	—	2,439.6	19,115.8	Shareholders' equity attributable to shareholders of Fairfax
Non-controlling interests		3,659.6	—	243.3	3,902.9	Non-controlling interests
Total equity		20,335.8	—	2,682.9	23,018.7	Total equity
		92,125.1	(12,505.1)	(801.5)	78,818.5

Book value per basic share		$657.68		$104.60	$762.28

The cumulative increases to common shareholders' equity were comprised as follows:

	December 31, 2022	January 1, 2022
Common shareholders' equity as previously reported (book value per basic share at December 31, 2022 - $657.68 and January 1, 2022 - $630.60)	15,340.7	15,049.6
IFRS 17 measurement adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Acquisition cost deferral and changes in attributable expenses	443.1	385.7
Loss component net of loss recovery component	(359.6)	(387.5)
Foreign exchange and other measurement adjustments	292.3	108.5
Deferred income taxes	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders' equity as restated (book value per basic share at December 31, 2022 - $762.28 and January 1, 2022 - $636.89)	17,780.3	15,199.8
The reclassification and measurement adjustments in the restated consolidated balance sheets above principally reflect the following:

Note	Reclassification adjustments	Measurement adjustments
1	Insurance premiums receivable, reinsurance premiums receivable and funds withheld receivable are included within insurance contract liabilities under IFRS 17.	No significant measurement adjustments.
2	Deferred premium acquisition costs are included within insurance contract liabilities under IFRS 17.	No measurement adjustments.
3
Recoverable from reinsurers, payable to reinsurers (previously included within insurance contract payables) and ceded deferred premium acquisition costs (previously included within insurance contract payables) are included within reinsurance contract assets held under IFRS 17.
Losses on claims, ceded are measured on a discounted basis using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the reinsurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. Also reflects the recognition of CSM and a loss recovery component.
4	Various insurance contract payables related balances (accrued commissions, accrued premium taxes, advances and deposits from policyholders and others) are included within insurance contract liabilities under IFRS 17.
Losses on claims, gross are measured on a discounted basis using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. Also reflects the recognition of CSM, a loss component, deferral of expenses and an asset for insurance acquisition cash flows.

INFORMATION ON CONSOLIDATED STATEMENT OF EARNINGS for the nine months ended September 30, 2022 (US$ millions except per share amounts)
Financial statement line under IFRS 4	Notes	As previously reported	Reclassification adjustments	Measurement adjustments	Restated	Financial statement line under IFRS 17

Gross premiums written		20,893.5	(20,893.5)	—	—	No longer presented in the consolidated statements of earnings, refer to the company's MD&A
Net premiums written		16,658.9	(16,658.9)	—	—

						Insurance
Gross premiums earned	1	19,324.4	(1,071.6)	(66.9)	18,185.9	Insurance revenue
	2		(16,729.2)	1,199.7	(15,529.5)	Insurance service expense
					2,656.4	Net insurance result
Premiums ceded to reinsurers	3	(4,013.5)	751.9	(36.0)	(3,297.6)	Cost of reinsurance
	4		2,928.0	(303.3)	2,624.7	Recoveries of insurance service expenses
					(672.9)	Net reinsurance result
					1,983.5	Insurance service result
	5		(581.4)	122.4	(459.0)	Other insurance operating expense
	6		—	1,951.9	1,951.9	Net finance income from insurance contracts
	6		—	(379.9)	(379.9)	Net finance expense from reinsurance contract assets held
					3,096.5
Net premiums earned		15,310.9
Losses on claims, gross	2	(13,079.0)	13,079.0	—	—
Losses on claims, ceded to reinsurers	4	2,910.5	(2,910.5)	—	—
Losses on claims, net		(10,168.5)
Operating expenses	2, 5	(2,223.5)	2,223.5	—	—
Commissions, net	1, 2, 3	(2,540.3)	2,540.3	—	—
						Investment income
Interest and dividends		628.5	—	—	628.5	Interest and dividends
Share of profit of associates		758.4	—	5.6	764.0	Share of profit of associates
Net losses on investments		(2,281.4)	—	212.0	(2,069.4)	Net losses on investments
					(676.9)
						Other revenue and expenses
Other revenue		3,913.1	—	—	3,913.1	Non-insurance revenue
Other expenses		(3,898.4)	—	—	(3,898.4)	Non-insurance expenses
Interest expense		(327.1)	—	—	(327.1)	Interest expense
			(230.0)	—	(230.0)	Corporate and other expenses
					(542.4)
Earnings (loss) before income taxes		(828.3)	—	2,705.5	1,877.2	Earnings before income taxes
(Provision for) recovery of income taxes		12.2	—	(558.6)	(546.4)	Provision for income taxes
Net earnings (loss)		(816.1)	—	2,146.9	1,330.8	Net earnings

Attributable to:						Attributable to:
Shareholders of Fairfax		(831.0)	—	1,887.1	1,056.1	Shareholders of Fairfax
Non-controlling interests		14.9	—	259.8	274.7	Non-controlling interests
		(816.1)	—	2,146.9	1,330.8

Net earnings (loss) per share		$(36.44)			$43.11
Net earnings (loss) per diluted share		$(36.44)			$40.23

The reclassification and measurement adjustments in the restated consolidated statement of earnings above principally reflect the following:

Note	Reclassification adjustments	Measurement adjustments
1	Commission expense on assumed reinsurance business is netted with insurance revenue whereas it was previously included within commissions, net.	Changes in gross earning patterns and other adjustments.
2
The following under IFRS 4 are included in insurance service expense under IFRS 17:
•losses on claims, gross;
•gross commissions, which were previously included within commissions, net; and
•other acquisition costs and certain operating expenses, both of which were previously included within operating expenses.

The amount required to bring losses on claims, gross to its net present value using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. These measurement adjustments represent a timing difference as the effects of discounting and the application of a risk adjustment will reverse through net finance income (expense) from insurance contracts and through insurance service expenses, respectively, to bring the claim to the amount that will be paid.

3	Netting of ceded commission income with the cost of reinsurance, whereas such income was previously included within commissions, net.	Changes in ceded earning patterns and other adjustments.
4	Losses on claims, ceded under IFRS 4 are presented as recoveries of insurance service expense under IFRS 17.
The amount required to bring losses on claims, ceded to reinsurers to its net present value using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the reinsurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. These measurement adjustments represent a timing difference as the effects of discounting and the application of a risk adjustment will reverse through net finance income (expense) from reinsurance contract assets held and through recoveries of insurance service expenses, respectively.

5	The portion of operating expenses under IFRS 4 which were determined to not be directly attributable are presented as other insurance operating expenses under IFRS 17.	No measurement adjustments.
6	No reclassification adjustments.	Unwind of the effects of discounting on both losses on claims, gross and losses on claims, ceded to bring these amounts to their ultimate settlement values.

Quarterly Data(1)

	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
				Restated	Restated	Restated	Restated
Income	8,329.2	7,602.5	8,205.6	9,282.1	6,664.3	5,565.2	5,895.0	6,928.3
Net earnings	1,187.0	829.1	1,404.0	2,480.9	582.7	49.3	698.8	987.7
Net earnings (loss) attributable to shareholders of Fairfax	1,068.9	734.4	1,250.0	2,318.1	499.4	(32.0)	588.7	931.3
Net earnings (loss) per share	$45.62	$31.10	$53.17	$98.62	$20.71	$(1.83)	$24.23	$35.66
Net earnings (loss) per diluted share	$42.26	$28.80	$49.38	$91.87	$19.31	$(1.83)	$22.67	$33.64
(1)    Quarterly data for the quarter ended December 31, 2021 has not been restated for the adoption of IFRS 17 on January 1, 2023 which is described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.
In addition, the adoption of IFRS 17 on January 1, 2023 has affected the first nine months of 2023 and the full year of 2022 operating results of the company's insurance and reinsurance companies with the introduction of discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable, and have had (and are expected to continue to have) a significant impact on net earnings.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the global pandemic caused by COVID-19, the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $10.00 per common share dividend is calculated in the same manner except that it assumes the annual $10.00 per common share dividend paid in the first quarter of 2023 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market risk") to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management") thereto.
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including net premiums written, net premiums earned, underwriting profit (loss) and operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table below. All figures in that table are from the company's unaudited interim consolidated statement of earnings for the three and nine months ended September 30, 2023, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above.

	Third quarter		First nine months
	2023	2022	2023	2022
Insurance service result:
Property and casualty insurance and reinsurance	932.6	468.8	3,054.6	1,952.7
Life insurance and Run-off	9.8	4.1	(14.2)	30.4
Eliminations and adjustments	0.1	0.2	0.4	0.4
Insurance service result	942.5	473.1	3,040.8	1,983.5
Other insurance operating expenses	(207.3)	(146.8)	(658.8)	(459.0)
Non-insurance companies:
Non-insurance revenue	1,744.5	1,397.6	4,862.5	3,913.1
Non-insurance expenses	(1,640.4)	(1,314.1)	(4,791.0)	(3,898.4)
Investments:
Interest and dividends	512.7	256.5	1,359.6	628.5
Share of profit of associates	291.5	317.7	894.5	764.0
Operating income	1,643.5	984.0	4,707.6	2,931.7

Net finance income (expense) from insurance contracts and reinsurance contract assets held	(7.9)	422.9	(595.3)	1,572.0
Net gains (losses) on investments	56.0	(457.5)	485.1	(2,069.4)
Gain on sale of insurance subsidiary	—	—	259.1	—
Interest expense	(124.8)	(114.4)	(379.5)	(327.1)
Corporate and other expenses	(75.5)	(75.5)	(272.0)	(230.0)
Earnings before income taxes	1,491.3	759.5	4,205.0	1,877.2
Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – This is a measure of underwriting activity which is adjusted to remove the effects of discounting and risk adjustment in future periods for claims incurred in the current period and is calculated as insurance service result with the effects of discounting for net claims incurred in the current period, changes in the risk adjustment and other insurance operating expenses removed as shown in the table below.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Property and casualty insurance and reinsurance ratios – The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended

September 30, 2023 and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance ratios and reconciles insurance revenue to net premiums earned. Refer to the Sources of Net Earnings section of the MD&A for a reconciliation of insurance service result to underwriting profit (loss) for the property and casualty insurance and reinsurance reporting segments.

	Third quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2023	2022	2023	2022	2023	2022	2023	2022
Reconciliation of net premiums earned:
Insurance revenue(1)	2,090.7	1,877.6	4,137.8	3,887.6	932.4	717.0	7,160.9	6,482.2
Cost of reinsurance(1)	(332.3)	(235.9)	(799.0)	(882.0)	(334.2)	(245.0)	(1,465.5)	(1,362.9)
Net insurance revenue	1,758.4	1,641.7	3,338.8	3,005.6	598.2	472.0	5,695.4	5,119.3
Adjust for: net ceding commissions on reinsurance assumed and other	(85.1)	(51.0)	174.7	296.5	(4.7)	(12.2)	84.9	233.3
Net premiums earned	1,673.3	1,590.7	3,513.5	3,302.1	593.5	459.8	5,780.3	5,352.6

Total underwriting expenses, net:
Losses on claims - accident year	1,153.1	980.6	2,304.9	2,642.9	368.4	297.3	3,826.4	3,920.8
Net (favourable) adverse reserve development	(31.3)	(20.4)	0.4	(0.4)	(25.0)	(27.0)	(55.9)	(47.8)
Losses on claims - calendar year	1,121.8	960.2	2,305.3	2,642.5	343.4	270.3	3,770.5	3,873.0
Commissions	259.5	264.2	608.2	538.2	121.8	84.1	989.5	886.5
Other underwriting expenses	264.0	258.3	345.2	260.8	119.5	90.9	728.7	610.0
Total underwriting expenses, net	1,645.3	1,482.7	3,258.7	3,441.5	584.7	445.3	5,488.7	5,369.5
Underwriting profit (loss)	28.0	108.0	254.8	(139.4)	8.8	14.5	291.6	(16.9)
Combined ratio	98.3%	93.2%	92.7%	104.2%	98.5%	96.9%	95.0%	100.3%
(1)    As presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.

	First nine months
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2023	2022	2023	2022	2023	2022	2023	2022
Reconciliation of net premiums earned:
Insurance revenue(1)	6,009.1	5,361.3	11,695.0	10,834.0	2,530.3	2,141.2	20,234.4	18,336.5
Cost of reinsurance(1)	(958.2)	(665.4)	(2,207.3)	(2,170.8)	(898.3)	(711.9)	(4,063.8)	(3,548.1)
Net insurance revenue	5,050.9	4,695.9	9,487.7	8,663.2	1,632.0	1,429.3	16,170.6	14,788.4
Adjust for: net ceding commissions on reinsurance assumed and other	(243.8)	(140.6)	598.6	598.9	(0.7)	(64.9)	354.1	393.4
Net premiums earned	4,807.1	4,555.3	10,086.3	9,262.1	1,631.3	1,364.4	16,524.7	15,181.8

Total underwriting expenses, net:
Losses on claims - accident year	3,141.6	2,759.3	6,635.7	6,583.8	1,028.1	899.8	10,805.4	10,242.9
Net (favourable) adverse reserve development	(78.4)	(52.9)	5.8	15.1	(85.4)	(79.8)	(158.0)	(117.6)
Losses on claims - calendar year	3,063.2	2,706.4	6,641.5	6,598.9	942.7	820.0	10,647.4	10,125.3
Commissions	743.6	746.5	1,711.9	1,528.0	312.9	248.0	2,768.4	2,522.5
Other underwriting expenses	796.6	766.0	1,045.9	882.1	323.5	276.7	2,166.0	1,924.8
Total underwriting expenses, net	4,603.4	4,218.9	9,399.3	9,009.0	1,579.1	1,344.7	15,581.8	14,572.6
Underwriting profit	203.7	336.4	687.0	253.1	52.2	19.7	942.9	609.2
Combined ratio	95.8%	92.6%	93.2%	97.3%	96.8%	98.6%	94.3%	96.0%
(1)    As presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2023.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments.

	September 30, 2023			December 31, 2022
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	5,919.3	5,635.7	283.6	5,684.3	5,418.0	266.3
Non-insurance companies	1,279.5	962.2	317.3	1,052.9	1,009.2	43.7
	7,198.8	6,597.9	600.9	6,737.2	6,427.2	310.0
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at September 30, 2023 and December 31, 2022, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	September 30, 2023		December 31, 2022
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	7,265.5	6,324.3	6,772.9	6,093.1
Less:
Insurance and reinsurance investments in associates(1)	1,328.0	668.8	1,069.0	649.1
Associates held by consolidated non-insurance companies(2)	18.2	19.8	19.6	26.0
Non-insurance associates included in the performance measure	5,919.3	5,635.7	5,684.3	5,418.0
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023.
(2)    Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at September 30, 2023 and December 31, 2022, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the Non-insurance companies reporting segment included in the company's consolidated balance sheet.

	September 30, 2023			December 31, 2022
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)
Portfolio investments	2,162.0	(26.5)	2,135.5	2,099.4	19.9	2,119.3
Deferred income tax assets	27.0	23.6	50.6	37.5	17.0	54.5
Goodwill and intangible assets	635.7	1,525.4	2,161.1	759.9	1,524.5	2,284.4
Other assets(3)	1,345.2	2,964.0	4,309.2	1,279.2	2,874.0	4,153.2
Total assets	4,169.9	4,486.5	8,656.4	4,176.0	4,435.4	8,611.4

Accounts payable and accrued liabilities(3)	1,003.2	1,563.0	2,566.2	929.4	1,583.7	2,513.1
Derivative obligations	—	56.5	56.5	—	58.2	58.2
Deferred income tax liabilities	32.1	230.9	263.0	28.5	223.9	252.4
Borrowings - non-insurance companies	819.6	1,212.3	2,031.9	845.8	1,151.1	1,996.9
Total liabilities	1,854.9	3,062.7	4,917.6	1,803.7	3,016.9	4,820.6

Shareholders’ equity attributable to shareholders of Fairfax(4)	962.2	1,168.5	2,130.7	1,009.2	1,091.2	2,100.4
Non-controlling interests	1,352.8	255.3	1,608.1	1,363.1	327.3	1,690.4
Total equity	2,315.0	1,423.8	3,738.8	2,372.3	1,418.5	3,790.8
Total liabilities and equity	4,169.9	4,486.5	8,656.4	4,176.0	4,435.4	8,611.4
(1)    Non-insurance companies reporting segment as presented in the Segmented Balance Sheet in this MD&A.
(2)    Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.

(3)    Other assets includes due from affiliates, and accounts payable and accrued liabilities includes due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First nine months
	2023	2022
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	3,760.8	3,977.7
All other reporting segments	322.3	(299.4)
Net purchases of investments classified at FVTPL	(5,111.0)	(8,653.7)
Cash used in operating activities as presented in the consolidated statement of cash flows	(1,027.9)	(4,975.4)

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.